Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 DEC 19 AM 3:52

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	19 December, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	90 pages (including cover sheet)

SUPPL

BIDDER'S STATEMENT – OFF-MARKET BID FOR GMF

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

02060644

Yours sincerely

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.

12/23

Freehills

19 December 2002

Our ref FGH:30C
Phone 02 9225 5327
Matter no 80386996
Doc no Sydney\004314574

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Goodman Fielder Ltd (ASX code: GMF) - takeover bid by BPC1 Pty Limited (a wholly owned subsidiary of Burns, Philp & Company Limited)

We act for BPC1 Pty Limited (**BPC1**) (a wholly owned subsidiary of Burns, Philp & Company Limited) in relation to its off market takeover bid for all the shares in Goodman Fielder Ltd which was announced on 13 December 2002.

We attach, pursuant to item 5 of subsection 633(1) of the Corporations Act 2001 (Cth), a copy of BPC1's Bidder's Statement.

Yours faithfully
Freehills

Fiona Gardiner-Hill

Fiona Gardiner-Hill
Partner

This is an important document and requires your immediate attention.

If you are in any doubt as to how to act, you should consult your financial or legal adviser as soon as possible.

Offer

by

BPC1 Pty Limited ABN 45 101 665 918

a wholly owned subsidiary of

Burns, Philip & Company Limited

ABN 65 000 000 359

to purchase all of your ordinary shares in

Goodman Fielder Ltd

ABN 44 000 003 958

for

$1.85 a share.

Please call the toll-free Goodman Fielder Offer Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand) if you require assistance. For legal reasons calls to these numbers will be recorded.

Important dates

Date Bidder's Statement was lodged with ASIC and date of Bidder's Statement	19 December 2002
Date of Offer	[ ] 2003
Offer closes (unless extended)	7.00pm (Sydney time) on 2003

Contacts

Share registry for the Offer ASX Perpetual Registrars Limited Level 8, 580 George Street Sydney, NSW, 2000	*Toll—free Goodman Fielder Offer Information Line** 1 300 888 943 (callers in Australia) 0800 006 675 (callers in New Zealand) Callers outside Australia and New Zealand should call int+61 29240 7512 (normal call charges apply).

* For legal reasons calls to these telephone numbers will be recorded.

Important notices

This Bidder's Statement is given by BPC1 Pty Limited ABN 45 101 665 918, a wholly owned subsidiary of Burns, Philp & Company Limited ABN 65 000 000 359, to Goodman Fielder Ltd ABN 44 000 003 958 under Part 6.5 of the Corporations Act 2001.

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (**ASIC**) on 19 December 2002. ASIC takes no responsibility for the content of this Bidder's Statement.

This Bidder's Statement does not take into account your individual investment objectives, financial situation or particular needs. You may wish to seek independent financial and taxation advice before making a decision whether to accept the Offer.

United States notices

The notes and other securities referred to in this Bidder's Statement will not be registered under the United States Securities Act of 1933, as amended, at the time of issuance and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act.

This Bidder's Statement shall not constitute an offer to sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in the United States or any other jurisdiction.

The information contained herein does not constitute an offer of securities of any member of the Burns Philp Group for sale in the United States. Securities of such entities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of such securities in the United States will be made by means of a prospectus that may be obtained from Burns Philp and will contain detailed information about Burns Philp and its management, as well as financial statements. No such prospectus is available as of the date of this Bidder's Statement.

Defined terms

A number of defined terms are used in this booklet.

See section 10.1 for these defined terms.

WHY YOU SHOULD ACCEPT THE OFFER

THE OFFER PRICE IS VERY ATTRACTIVE RELATIVE TO THE COMPANY'S SHARE PRICE PERFORMANCE

- Goodman Fielder Shares have not traded above the Offer price on ASX in the four years prior to the Announcement Date.
- The Offer price represents a 25.0% premium to the closing price of Goodman Fielder Shares on ASX on 11 December 2002, and a 28.5% premium to the one month volume weighted average price prior to that date.
- The Goodman Fielder Share price has potentially been positively impacted by the company's buy-back program (see section 8.1). Goodman Fielder has bought back 111,902,352 shares or 8.7% of the 1,284,540,229 shares on issue at the time the buy-back was announced on 13 November 2001.
- A $1,000 investment made in the All Ordinaries Index on 12 December 1997 would have been worth $1,200 on 12 December 2002, $1,000 invested in Goodman Fielder shares for the same period would have declined $307 to be worth $693.

Goodman Fielder Share Price Performance from 12 December 1998 to 12 December 2002


Share Price
$2.00
$1.90
$1.80
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$1.85 Offer Price
Period of buyback
March 2001; Goodman Fielder confirms discontinuation of discussions in relation to leveraged buyout of Goodman Fielder
Cummulative buyback volume
100
50
0
Cummulative Volume (Million Shares)
12/12/1998
30/04/1999
4/02/2000
23/06/2000
10/11/2000
30/03/2001
17/08/2001
4/01/2002
24/05/2002
11/10/2002

THE OFFER REPRESENTS A HIGH MULTIPLE OF EARNINGS

- The Offer price represents a price earnings multiple of 17.6 times Goodman Fielder's 2002 reported earnings per share and 19.3 times the lower end of the range of forecast net operating profit after tax for 2003 indicated by the Chief Executive Officer of Goodman Fielder, Mr Tom Park, on 8 November 2002 (see below).
- These multiples exceed the multiples at which a number of leading Australian companies' shares are trading on ASX. Goodman Fielder shareholders could choose to reinvest the proceeds from accepting this Offer in those other companies.

Selected 2002 Price Earnings Multiples


18.0
17.0
16.0
15.0
14.0
13.0
12.0
11.0
10.0
9.0
8.0
Goodman Fielder Offer
Telstra Corp
Qantas
CBA
ANZ
CSR

OVER THE LAST 5 YEARS GOODMAN FIELDER HAS INCURRED SIGNIFICANT EXPENDITURE BUT NET PROFIT HAS FALLEN

- Rationalisation and restructuring costs over the past five financial years have been in excess of $400 million.
- Capital expenditure over the same period has totalled approximately $750 million.

Goodman Fielder historical net profit for 1998 to 2002 and Forecast net profit for 2003[1] in A$ million


200
100
0
-100
140
133
105
21
131
83
118
-78
132
162
114
1998
1999
2000
2001
2002
2003 1
Net Profit Before Abnormal, Extraordinary and Significant Items
Reported Net Profit (Loss)

1 Forecast 2003 net operating profit after tax based on guidance comments made by Mr Tom Park, Goodman Fielder Chief Executive Officer, in his presentation at the Goodman Fielder AGM on 8 November 2002.

THE OUTLOOK FOR GOODMAN FIELDER IN THE NEAR TERM IS WEAK

- On 8 November 2002 Mr Tom Park, Chief Executive Officer of Goodman Fielder, said that Goodman Fielder expected to "…. deliver a NOPAT within the range of analysts

estimates of $114 million to $128 million but, as we see it today, towards the lower end of that range."

- Mr Park further commented that gross margin was impacted by "commodity cost increases, particularly the 13.5 per cent increase in wheat costs and the 23 per cent increase in edible oil costs for the year" and that "... the major challenge that we faced last year and will face again this year is increasing commodity costs."

YOU WILL RECEIVE A SUBSTANTIAL PREMIUM, IN CASH, FOR YOUR SHARES AND INCUR NO BROKERAGE

By accepting Burns Philp's Offer:

- you will receive (subject to the conditions to the Offer being satisfied or waived) **$1.85 cash** per share.
- you will not incur any brokerage costs (if you were to sell Your Goodman Fielder shares through a broker, you may incur brokerage costs and GST on those costs).

1 Summary of the Offer and how to accept it

The Offer	Bidder offers to buy all of Your Goodman Fielder Shares for **$1.85 each in cash** on the terms set out in section 9 of this Bidder's Statement.
Closing Date	The Offer is scheduled to close at 7:00pm (Sydney time) on 2003.
Payment Date	If you accept the Offer, you will be paid one month after the later of the date you accept and the date the Offer becomes, or is declared, unconditional and, in any event, no later than 21 days after the Offer closes.
No Brokerage Costs	You will not pay any brokerage costs if you accept the Offer. These costs will be borne by Bidder.
Conditions	The Offer is subject to a number of conditions including: • regulatory; • accounting; • material change; and • financing and minimum acceptance. Full details of all of the conditions are set out in section 9.6.

How to accept	You may only accept the Offer for all of Your Goodman Fielder Shares. To accept the Offer:
	• if Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister, complete and sign the Acceptance Form enclosed with this booklet and return it to the address indicated on the form before the Offer closes; or
	• if your Goodman Fielder Shares are in a CHESS Holding, either:
	  • complete and sign the Acceptance Form enclosed with this booklet and return it to the address indicated on the form; or
	  • call your broker and instruct your broker to accept the Offer on your behalf,
	before the Offer closes; or
	• if you are a Broker or Non-Broker Participant, initiate acceptance of the Offer in accordance with Rule 16.3 of the SCH Business Rules before the Offer closes.
	Instructions on how to accept are also set out on the enclosed Acceptance Form.

Further Information	If you have any queries in relation to the Offer or its acceptance, please contact the toll-free Goodman Fielder Offer Information Line on 1300 888 943 (callers from Australia) or 0800 006 675 (callers from New Zealand). Callers outside Australia and New Zealand should call int+61 2 9240 7512 (normal call charges apply). Please note that in order to comply with legal requirements, any calls to these numbers will be recorded. Inquiries in relation to the Offer will not be taken on any other telephone numbers of Bidder or its advisers.

The information in this Part is a summary only of the Offer. You should read the entire Bidder's Statement and the separate Target's Statement which will be sent to you directly by Goodman Fielder in relation to the Offer before deciding whether to accept the Offer.

2 Profile of Bidder and Burns Philp

2.1 Overview of Bidder

Bidder is a wholly owned subsidiary of Burns Philp.

Bidder was incorporated in Australia in August 2002 and has not undertaken any business other than the acquisition of Goodman Fielder Shares and the making of the Offer.

The directors of Bidder are the same as the directors of Burns Philp (see section 2.3 below).

2.2 Overview of Burns Philp and its principal activities

(a) History, operations and strategy

Burns Philp was incorporated in Australia in 1883 and listed on the Sydney Stock Exchange in 1896. The company is now listed on ASX and NZSE, with its head office in Sydney.

The company produces, packs, markets and distributes a range of food ingredients and branded food products.

The food ingredient products include a range of fresh and dry bakers' yeasts and bakery ingredients for use in commercial bakeries around the world. Burns Philp, which operates plants in over 20 countries, is the leading supplier of bakers' yeast in North America, South America and the Asia Pacific region.

Burns Philp's branded food products include consumer yeast and herbs and spices for use in the home and by food service operators. These products are sold primarily through retail outlets in North America.

Burns Philp intends to pursue growth opportunities through performance improvements within its existing businesses and through complementary acquisitions. Such acquisitions will expand and develop the company's existing interests through a broader participation in the food and beverage industry, thereby building its regional and global expertise and presence.

(b) Company structure

Burns Philp is a holding company that conducts its business operations through its subsidiaries. The chart attached as Annexure A of this Bidder's Statement shows the organisational structure of Burns Philp and its major subsidiaries.

(c) Enterprise value

As at the Announcement Date, the Burns Philp Group's enterprise value, being the combination of its market capitalisation (inclusive of ordinary shares, CPS and Burns Philp Options) and net debt, was approximately $2 billion. In respect of the financial year ended 30 June 2002, Burns Philp recorded a net profit of $146.2 million attributable to members of Burns Philp.

2.3 Directors and management

Brief profiles of the current directors of Burns Philp are set out below.

Alan McGregor AO, MA (Hons), LLB (Chairman)

Mr McGregor was appointed to the board of Burns Philp on 3 March 1993 and was elected Chairman in April 1997. He is currently a member of the Audit Committee. Mr McGregor is Chairman of James Hardie Industries NV, an international manufacturer and marketer of fibre cement building products, and Australian Wool Testing Authority Limited, a company which tests and assesses essential characteristics of wool He is a director of several unlisted companies and a board or committee member of a number of charitable and community-related organisations.

Graeme Hart MBA (Deputy Chairman)

Mr Hart was appointed to the board of Burns Philp on 22 September 1997. Mr Hart is the Managing Director and owner of Rank and through Rank, is the largest holder of shares in Burns Philp. Prior to joining Burns Philp, Mr Hart was Chairman of Whitcoulls Group Limited, a New Zealand stationery and book retail group. Mr Hart is also a director of New Zealand Dairy Foods Limited, a consumer group which processes and distributes a range of dairy products in New Zealand.

Thomas Degnan BA (CEO and Managing Director)

Mr Degnan was appointed Chief Executive Officer on 1 September 1997 and Managing Director on 3 September 1997. Mr Degnan has extensive experience in the food business. He was previously Group Vice President of Universal Foods Corporation, now Sensient Technologies Corporation, a North American based yeast and specialised food products manufacturer. Mr Degnan is a director of Jones Dairy Inc., a privately owned manufacturer and distributor of meat products in the United States.

Mark Burrows BA, LLB, ASIA (Chairman of Audit Committee)

Mr Burrows was appointed to the board of Burns Philp on 21 October 1991. He is chairman of the Audit Committee. Mr Burrows is currently Deputy Chairman of ING Barings Holdings Limited (UK), an investment bank, and Brambles Industries Limited, an international provider of industrial services, materials and business rental equipment. Mr Burrows is also a director of John Fairfax Holdings Limited, a media and publishing group.

Fred Smith Cert Mech E, Bcomm

Mr Smith was appointed to the Board on 3 March 1993 and is currently a member of the Audit Committee. Mr Smith was, until 1991, the managing director of APV Plc, a leading UK based supplier of industrial food process equipment, and has extensive international experience in the food and beverage industry.

Each of Burns Philp's business units operates independently on a day-to-day basis, with control and strategic direction provided by the board. Each business unit manager reports directly to the chief executive officer, Mr Thomas Degnan. Burns Philp's head office is based in Sydney.

2.4 Major shareholders of Burns Philp

As at the date of this Bidder's Statement, Burns Philp has on issue:

- 1,053,070,637 ordinary shares;
- 797,393,289 CPS; and
- 979,159,557 Burns Philp Options.

As at the date of this Bidder's Statement, associates of Mr Graeme Hart hold the interests in ordinary shares, CPS and Burns Philp Options set out in the table below:

	Ordinary Shares		CPS		Burns Philp Options		Diluted interest
Issued	No.	%	No.	%	No.	%	%
Mr Graeme Hart (1)	355,542,415	33.76	537,644,211	67.43	736,128,686	75.18	57.58(2)

Notes:

1. Securities held through Rank and its wholly owned subsidiaries, Millstreet Investments Limited and Kintron Developments Limited (see below).

2. Assumes exercise of all Burns Philp Options and conversion of all CPS on issue and no other changes to issued capital.

On 12 December 2002, Kintron Developments Limited exercised 68,680,000 Burns Philp Options (acquired from Trimark Investment Management Inc on 9 December 1999) at an exercise price of $0.20 per option, bringing the voting power of Mr Graeme Hart and his associates in Burns Philp to 19.99%. After this exercise, Millstreet Investments Limited and Kintron Developments Limited exercised a further 181,320,089 Burns Philp Options (the exercise of which was approved by Burns Philp's shareholders at extraordinary general meetings of Burns Philp's shareholders held on 26 February 1998 and 11 June 1999). The voting power of Mr Graeme Hart and his associates in Burns Philp is 33.76%.

The funds raised by Burns Philp upon the exercise of the Burns Philp Options by Millstreet Investments Limited and Kintron Developments Limited will be used to partially fund the Offer (see section 6 of this Bidder's Statement).

2.5 Overview of Rank

Rank is Burns Philp's major shareholder. It has two significant business interests: first, its shareholding in Burns Philp (33.76% of the ordinary shares, or 57.58% on a fully diluted basis); and second, a 100% shareholding in New Zealand Dairy Foods Limited (**NZDF**), a New Zealand based company involved in the processing and distribution of dairy products, including milks, flavoured beverages, yoghurts, cheeses and other dairy foods throughout New Zealand.

Rank is 100% owned by Mr Graeme Hart, a director of Burns Philp.

2.6 Publicly available information

Burns Philp has been listed on ASX since 1970 and has complied with its continuous disclosure requirements. A substantial amount of information concerning Burns Philp has previously been notified to ASIC and ASX and is publicly available.

The annual report for the Burns Philp Group for the year ended 30 June 2002 was lodged with ASIC on 10 September 2002 and given to ASX on that date. Burns Philp provided its Quarterly Report for the quarter ended 30 September 2002 to ASX on 4 November 2002.

A description of each announcement made by Burns Philp to ASX since 30 June 2002 is set out in Annexure B of this Bidder's Statement.

Goodman Fielder shareholders may, on request and free of charge, obtain a copy of, or inspect, any documents lodged by Burns Philp or Bidder with ASX or ASIC and referred to in this Bidder's Statement, including the 2002 annual report, the quarterly report for the quarter ended 30 September 2002, and any continuous disclosure notices given by Burns Philp after lodgement of the 2002 annual report.

To obtain a copy of any of these announcements during the Offer Period, Goodman Fielder shareholders may telephone the Goodman Fielder Offer Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand) or alternatively download the documents in electronic form from Burns Philp's website at www.burnsphilp.com.

2.7 Announcement by Burns Philp in relation to the Offer

On 13 December 2002 Burns Philp made two public announcements to ASX in relation to Bidder's takeover offer for Goodman Fielder. A copy of each of those announcements is contained in Annexure D of this Bidder's Statement.

3 Information on Goodman Fielder

3.1 Disclaimer

The following information on Goodman Fielder and the Goodman Fielder Group has been prepared by Bidder using publicly available information, and has not been independently verified. Accordingly Bidder does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Goodman Fielder and the Goodman Fielder Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Goodman Fielder's business may be included in the Target's Statement.

3.2 Overview of Goodman Fielder and its principal activities

Goodman Fielder is a retail branded food company based in Australia. It also has continuing operations in New Zealand and the Asia-Pacific region Goodman Fielder has recently announced its intention to dispose of its remaining gelatine operations in the United States and Argentina. Goodman Fielder is listed on the Australian and New Zealand stock exchanges, with its head office in Sydney.

The principal activities of Goodman Fielder are the manufacture and marketing of grain-based products including bread and breakfast cereals, edible oils such as margarine, snack foods, meal components such as pasta sauce, food ingredients, Asian cuisine, cake mixes and desserts.

3.3 Directors

As at the date of this Bidder's Statement, there are eight Directors of Goodman Fielder, namely:

- Ronald Keith Barton;
- Sir Dryden Thomas Spring;
- Thomas Pearson Park;
- Catherine Brighid Livingstone;
- Janet Lee Holmes à Court;
- John Reginald Grant;
- Neil Charles Lister; and
- Sir Ross Buckland.

Profiles of the Directors of Goodman Fielder are given in the Goodman Fielder Group's 2002 annual report.

3.4 Publicly available information

Goodman Fielder is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

The annual report for the Goodman Fielder Group for the year ended 30 June 2002 was lodged with ASIC on 27 September 2002 and given to ASX on that date.

A description of each announcement made by Goodman Fielder to ASX since 30 June 2002 (other than share buy-back notices) is set out in Annexure C of this Bidder's Statement.

Information (including copies of financial statements) may also be obtained from Goodman Fielder's website at www.goodmanfielder.com.au.

3.5 Announcement by Goodman Fielder in relation to the Offer

On 13 December 2002 Goodman Fielder made two announcements to ASX in relation to the Offer. A copy of each of those announcements is contained in Annexure D of this Bidder's Statement.

4 Information on Goodman Fielder securities

4.1 Disclaimer

The following information on Goodman Fielder securities has been prepared by Bidder using publicly available information, and has not been independently verified. Accordingly Bidder does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information. In particular, the details in sections 4.2, 4.3 and 4.4 are based on publicly available information which may not be complete.

Further information in relation to Goodman Fielder's securities may be contained in the Target's Statement.

4.2 Goodman Fielder securities on issue

According to documents provided by Goodman Fielder to ASX, as at the date of this Bidder's Statement, Goodman Fielder has on issue:

- 1,188,452,556 Goodman Fielder Shares (of which 1,798,092 have been bought back by Goodman Fielder and will be cancelled); and
- 19,475,900 Goodman Fielder Options.

Goodman Fielder Shares are quoted on ASX and, subject to the restrictions (if any) applying to particular shares under the Goodman Fielder Share Plans described in section 4.3 below, may be freely traded.

Goodman Fielder Options are not quoted on ASX.

4.3 Goodman Fielder Share Plans

Goodman Fielder currently has 3 share plans:

- Long Term Incentive Plan (**LTI Plan**);
- Directors' Remuneration Plan (**DR Plan**); and
- Employee Share Plan (**ES Plan**).

(a) **LTI Plan**

The LTI Plan gives Goodman Fielder Group senior executives (but not Directors) the opportunity to be allocated fully paid shares after the end of each LTI Plan period (if certain performance hurdles are met by reference to that period).

Bidder understands that it is a term of the LTI Plan that executives may be entitled to an allocation of Goodman Fielder Shares following the Offer. This entitlement generally accrues in the event that either:

- Burns Philp reaches 90% voting power of Goodman Fielder and Burns Philp lodges a compulsory acquisition notice with ASIC; or
- the Directors of Goodman Fielder recommend acceptance of a takeover bid and consider that other "special circumstances" exist.

Bidder is unable to determine how many shares could be issued to executives under the LTI Plan in these circumstances.

(b) **DR Plan**

Under the DR Plan, the Directors may be issued shares which have a two year trading restriction (other than in certain circumstances). Goodman Fielder's 2002 annual report discloses that as at 30 August 2002 the Directors held the following restricted shares under the DR Plan:

Director	Number of Goodman Fielder Shares
R Barton	8,949
Sir Ross Buckland	5,389
J Grant	57,101
J Holmes à Court	25,476
N Lister	26,339
C Livingstone	20,553
T Park	0
Sir Dryden Spring	40,868
TOTAL	**184,675**

Burns Philp has been unable to determine whether the above Goodman Fielder Shares remain subject to a trading restriction

(c) **ES Plan**

The ES Plan allows full-time and part-time employees with 12 months continuous service within the Goodman Fielder Group to be issued, subject to the approval of Directors, up to 1,000 Goodman Fielder Shares at a 10% discount to the prevailing market price. Goodman Fielder provides participants with interest free loans to pay the issue price. The loans are repayable over 10 years and the amount repayable is reduced by the dividends declared on those shares.

Burns Philp is not aware of any restrictions on the transfer of Goodman Fielder Shares issued under the ES Plan, other than the fact that employees are not beneficially entitled to the shares until the loan is repaid in full.

4.4 Goodman Fielder Options

(a) **Overview**

Goodman Fielder Options have been issued under:

- the Goodman Fielder Employee Share Option Plan (**ESOP**); and
- various Option Deeds.

Each Goodman Fielder Option entitles the holder to be issued one Goodman Fielder Share. So far as known to Bidder, the exercise prices and expiry dates for the Goodman Fielder Options on issue as at the date of this Bidder's Statement are as follows:

Exercise price	Expiry date	Number of Goodman Fielder Options
$1.58	19 December 2006	375,000
$2.14	12 December 2007	600,000
$1.95	22 December 2007	1,775,000
$2.39	31 March 2008	4,583,900
$2.10	22 December 2008	2,677,000
$1.76	4 December 2006	1,000,000 [(1)]
$1.54	31 March 2009	2,250,000
$1.44	31 August 2009	15,000
$1.26	19 July 2010	300,000
$1.23	4 September 2010	750,000
$1.26	29 January 2011	150,000
$1.27	16 November 2011	3,000,000 [(2)]
Not determined[(3)]	16 November 2011	2,000,000 [(2)]
TOTAL		**19,475,900[(4)]**

Notes:

(1) Relate to options held by Mr David Hearn, a former director, to which performance hurdles apply (see 4.4(c) below).

(2) Relate to options held by Mr Tom Park to which performance hurdles apply (see 4.4(c) below).

(3) Exercise Price to be set on 16 November 2003. Mr Park's right to the benefit of, and to exercise these options, is to be determined by the Goodman Fielder Directors in November 2003 after they conduct his performance review.

(4) Total does not include 1,340,000 Goodman Fielder Options with an expiry date of 15 November 2002 and 1,240,000 options with a lapse date of 31 October 2002. Item 9 of Goodman Fielder's Appendix 3B dated 16 December 2002 indicated that these remained on issue.

(b) **ESOP**

Goodman Fielder Options issued under the ESOP are not transferable. However, Burns Philp understands that the Directors have the discretion to enable employees to exercise any of their options following the Offer. The Offer extends to Goodman Fielder Shares issued on exercise of the Goodman Fielder Options after the Register Date and before the Offer closes.

(c) **Option Deeds**

Burns Philp understands that some present and former Directors of Goodman Fielder have been issued with Goodman Fielder Options under various Option Deeds. Burns Philp has only been able to locate from publicly available records the Option Deeds entered into with Mr Tom Park and Mr David Hearn, as described below:

- Mr Tom Park holds 5,000,000 Goodman Fielder Options all of which are subject to various performance hurdles. The first 3,000,000 of these Goodman Fielder Options cannot be exercised until at least 16 November 2003 unless Burns Philp's voting power in Goodman Fielder reaches 50% and the Offer becomes unconditional. Mr Park is not entitled to exercise any of the other 2,000,000 Goodman Fielder Options of which he gets the benefit until at least 16 November 2004.

- Mr David Hearn currently holds 1,000,000 Goodman Fielder Options. Burns Philp understands that Mr Hearn can exercise those Goodman Fielder Options if Bidder becomes entitled to 30% of the Goodman Fielder Shares.

(d) **New Option Plan**

On 16 December 2002, Goodman Fielder announced a revised executive remuneration program which is said to be "in line with" the LTI Plan. Goodman Fielder announced that it was the Directors' intention to issue approximately 9.1 million options under this new plan after the expiration of three months from the date on which Goodman Fielder received notice of Bidder's intention to make the Offer. The options will have an issue price of $1.48. It is a term of the new option plan that once the options are issued, if there is a change of control of Goodman Fielder within the first six months of the non exercise period relating to those options, then those options will not be exercisable and will lapse.

4.5 Offer extends to new Goodman Fielder Shares

The Offer extends to Goodman Fielder Shares that are issued on the exercise of Goodman Fielder Options during the period from the Register Date to the end of the Offer Period.

If Bidder and its associates have relevant interests in at least 90% of the Goodman Fielder Shares during, or at the end of the Offer Period, Bidder will (if it and its associates have a relevant interest in more than 90% of Goodman Fielder Shares at the time) give a notice of compulsory acquisition to all outstanding Goodman Fielder shareholders, even if the Goodman Fielder Shares to which those notices relate are issued:

- after the Offer closes but before the notices are given (pursuant to section 661A(4)(b) of the Corporations Act); or
- on exercise of Goodman Fielder Options, up to 6 weeks after the notices are given (pursuant to section 661A(4)(c) of the Corporations Act).

Upon obtaining further details in relation to the LTI Plan, Bidder will consider varying the Offer so that it also extends to Goodman Fielder Shares issued under any Goodman Fielder Share Plan after the Register Date. However, this variation will require a modification of the Corporations Act by ASIC (see section 8.3).

4.6 Recent Goodman Fielder Share prices

The latest recorded sale price of Goodman Fielder Shares on ASX before the Announcement Date was $1.49 as at close of trading on ASX on 12 December 2002.

The latest recorded sale price of Goodman Fielder Shares on ASX before the date on which this Bidder's Statement was lodged with ASIC was $1.79.

Goodman Fielder has, since November 2001, been undertaking an on-market share buy-back programme, further details of which are set out in section 8.1 of this Bidder's Statement.

4.7 Dividends

Since 30 June 2001, Goodman Fielder has paid the following dividends:

- a final dividend of $0.04 per Goodman Fielder Share (50% franked) on 5 October 2001;
- an interim dividend of $0.035 per Goodman Fielder Share (50% franked) on 10 April 2002; and
- a final dividend of $0.04 per Goodman Fielder Share (50% franked) on 4 October 2002.

Goodman Fielder proposes to announce its next interim dividend on 7 March 2003 to be paid on 11 April 2003.

4.8 Interests in Goodman Fielder securities

(a) **Bidder's relevant interest in Goodman Fieldersecurities**

As at the date of this Bidder's Statement, Bidder had a relevant interest in:

- 175,980,000 Goodman Fielder Shares; and
- nil Goodman Fielder Options.

As at the date immediately before the first Offer was sent, Bidder had a relevant interest in:

- [ ] Goodman Fielder Shares; and
- [ ] Goodman Fielder Options.

(b) **Bidder's voting power in Goodman Fielder**

As at the date of this Bidder's Statement, Bidder's voting power in Goodman Fielder was 14.9%.

As at the date immediately before the first Offer was sent, Bidder's voting power in Goodman Fielder was [ ]%.

(c) **Acquisitions of Goodman Fielder Shares by Bidder or associates**

Neither Bidder nor its associates provided, or agreed to provide, consideration for Goodman Fielder Shares under a purchase or agreement during the four months before the date of this Bidder's Statement other than the unconditional acquisition of 175,980,000 Goodman Fielder Shares at $1.85 on 12 December 2002.

4.9 Highest price paid for Goodman Fielder Shares by Bidder or associates

The highest price paid in the last four months by Bidder or its associates for a Goodman Fielder Share was $1.85.

4.10 Collateral benefits

During the period of 4 months before the date of this Bidder's Statement, neither Bidder nor any associate of Bidder gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

- accept the Offer; or
- dispose of Goodman Fielder Shares,

and which is not offered to all holders of Goodman Fielder Shares under the Offer, except any benefit which may have been conferred by virtue of the fact that the acquisitions referred to in section 4.8(c) were unconditional and to be settled three business days after recording of the acquisitions on ASX, which may have induced the disposal of the relevant Goodman Fielder Shares.

4.11 No escalation agreements

Neither Bidder nor any associate of Bidder has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

5 Bidder's intentions

5.1 Overview

This section sets out Bidder's intentions in relation to the following:

- the continuation of the business of Goodman Fielder;
- any major changes to the business of Goodman Fielder and any redeployment of the fixed assets of Goodman Fielder; and
- the future employment of the present employees of Goodman Fielder.

These intentions are based on the information concerning Goodman Fielder, its business and the general business environment which is known to Bidder at the time of preparation of this Bidder's Statement.

Final decisions will only be reached by Bidder in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section 5 are statements of current intention only which may change as new information becomes available or circumstances change.

Bidder's intentions set out in this Bidder's Statement have been approved by and also reflect the intentions of Burns Philp (its parent company).

5.2 Rationale for the Offer

The proposed acquisition of Goodman Fielder is a continuation of Burns Philp's strategy to pursue performance improvement and growth opportunities both organically and through the acquisition of businesses that will expand its food ingredients interests and develop its consumer branded business, leading to a broader participation in the food and beverage industry in Australia.

5.3 Intentions upon acquisition of 90% or more of Goodman Fielder Shares

This section 5.3 sets out Bidder's intentions if it acquires 90% or more of the Goodman Fielder Shares and is entitled to proceed to compulsory acquisition of the outstanding Goodman Fielder Shares.

In that circumstance, Bidder's current intentions would be as set out below.

(a) **Corporate matters**

Bidder intends to:

- proceed with compulsory acquisition of the outstanding Goodman Fielder Shares in accordance with the provisions of Chapter 6A of the Corporations Act, including any Goodman Fielder Shares which are issued after the close of the Offer and as a result of the exercise of Goodman Fielder Options (see section 4.5);
- arrange for Goodman Fielder to be removed from the Official List of ASX and NZSE; and

- replace all members of the board of Directors of Goodman Fielder with its own nominees, whom it expects will be members of the Burns Philp management team.

(b) **Head office and head office employees**

Bidder intends to combine certain common Goodman Fielder and Burns Philp corporate head office functions, such as finance and accounting, company secretarial, risk management and in-house legal, as well as those functions involved in setting overall planning and control of the combined operations of Burns Philp and Goodman Fielder, with a view to eliminating duplication of tasks.

Any remaining Goodman Fielder head office functions will be devolved to the relevant business units.

Burns Philp expects that in this way, it will be possible to reduce the cost of Goodman Fielder's head office functions.

Burns Philp considers that it will not be feasible to allocate alternative responsibilities to many of the Goodman Fielder head office employees whose responsibilities would be duplicated or transferred to business units following a successful acquisition. There may be some Goodman Fielder head office employees to whom Burns Philp may offer the opportunity to transfer to the relevant Goodman Fielder business units. However, Burns Philp expects that a number of the Goodman Fielder head office employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

(c) **General operational review**

Burns Philp intends to conduct an immediate, broad-based, general review of Goodman Fielder's structure and operations. The review will apply quantitative and qualitative factors to measure performance and identify areas which may be improved, and should be finalised within three months of the completion of the Offer.

While Burns Philp does not have any specific intentions in relation to this review, it expects that it may identify opportunities to enhance the performance of existing Goodman Fielder businesses, through:

- profit improvement measures involving a wide range of initiatives including (but not limited to) overhead cost reductions, focused marketing expenditure, reductions in shrinkage and waste and more efficient logistics and distribution; and
- improved capital management achieved through more selective capital expenditure and working capital criteria.

Alternatively, if the review concludes that existing structures and operations are efficient and appropriate, those structures and operations will be retained.

As a result of this review, some Goodman Fielder employees may be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements. However,

Burns Philp will not be in a position to gauge the full nature, timing, extent or incidence of such redundancies until it has completed its review.

(d) **Specific operational intentions**

Burns Philp does not currently intend to combine the businesses of Burns Philp and Goodman Fielder. Burns Philp's business units operate independently on a day-to-day basis, with control and strategic direction provided by the board. Each business unit manager reports directly to the chief executive officer. Burns Philp expects to adopt the same approach to management and reporting for the expanded group after completion of the Offer.

Burns Philp understands that Goodman Fielder has (or is in the process of moving to) four business divisions. Burns Philp has no present intention in relation to the continuation or otherwise of Goodman Fielder's existing divisional structure. Some divisions may be combined and others further divided, depending on the outcome of the general operational review.

(e) **NZDF**

As part of its growth strategy, Burns Philp will consider whether it is in its best interests to acquire the New Zealand dairy interests of Rank (namely NZDF). If NZDF were acquired, Burns Philp would consider combining the operations of NZDF and Goodman Fielder in New Zealand. However, Burns Philp presently has no specific intentions in relation to these matters (other than to give due consideration to the acquisition of NZDF), nor will it be in a position to determine its intentions until it has further information in relation to Goodman Fielder and NZDF. The terms for, and structure of, any acquisition of NZDF, including the method of funding for the acquisition, will only be determined having regard to appropriate legal, tax and financial advice, and would be undertaken subject to any legal restrictions or requirements which may apply under the Corporations Act and Listing Rules relating to related party transactions, including the preparation of an independent expert's report and the vote of shareholders other than those associated with Rank.

It is unlikely that Burns Philp would seek to acquire NZDF unless it acquired 100% of Goodman Fielder.

(f) **Divestment policy**

Burns Philp does not currently intend to dispose of assets of Goodman Fielder.

Burns Philp intends to review Goodman Fielder's proposed sale of its two remaining gelatine businesses in Argentina and Iowa (United States of America), if that sale has not been effected before Burns Philp obtains control of Goodman Fielder. This may lead to a decision to retain those businesses. However, Burns Philp does not have all necessary information to express any final intention on this matter as at the date of this Bidder's Statement. Whether any business, asset or investment of Goodman Fielder will ultimately be sold will not be determined until the general review mentioned above is completed and considered.

5.4 Intentions upon acquisition of less than 90% of Goodman Fielder Shares

Bidder reserves its right to declare the Offer free from the 90% minimum acceptance condition (or any other condition) to the Offer.

This section 5.4 sets out Bidder's intentions if it were to declare the Offer free from the 90% minimum acceptance condition without becoming entitled to compulsorily acquire the outstanding Goodman Fielder Shares but, by virtue of acceptances of the Offer, were Bidder to gain effective control of Goodman Fielder.

In that circumstance, Bidder's current intentions would be as set out below.

(a) **Corporate matters**

Bidder intends to:

- maintain Goodman Fielder's listing on ASX and NZSE, provided requirements for listing (including a sufficient spread of investors) are satisfied (although in this event the liquidity of Goodman Fielder Shares on ASX and NZSE is likely to be materially diminished);
- terminate the second tranche of the Goodman Fielder share buy-back and not proceed with the third tranche (see section 8.1); and
- subject to the Corporations Act and Goodman Fielder's constitution, seek to add to or replace a proportion of the members of the board of Goodman Fielder with nominees of Burns Philp (to reflect Bidder's proportionate ownership interest in Goodman Fielder) with minority shareholders represented by independent directors. Burns Philp and Bidder have not made any decision on who would be nominated for appointment to the board of Goodman Fielder in this case.

(b) **Head office and head office employees**

Bidder would not seek to combine the head offices of Burns Philp and Goodman Fielder unless it acquires 100% of the Goodman Fielder Shares. However, Burns Philp would, through its appointees to the Goodman Fielder board, propose that the consideration of possible head office cost reductions be included in a general operational review.

(c) **General operational review**

Burns Philp, through its nominees on the Goodman Fielder board, is likely to propose that Goodman Fielder implement a general operational review of the nature referred to in section 5.3(c), or incorporate the principles of such a review in its current restructuring programme.

(d) **Specific operational intentions**

Burns Philp, through its nominees on the Goodman Fielder board, is likely to propose that Goodman Fielder implement such of its specific operational intentions referred to in section 5.3(d) as are appropriate in the circumstances and consistent with the duty of the directors to act in the best interests of all Goodman Fielder shareholders.

Burns Philp will also continue to supply fresh and dry yeast to Goodman Fielder on the terms and conditions currently in place, and enter into any further agreements in relation to the supply of goods or services between Burns Philp and Goodman Fielder on arm's length terms.

(e) **New opportunities and prospects**

In respect of any business opportunities which arise in the food and beverage industry which may be pursued by either Burns Philp or Goodman Fielder, Burns Philp will, through its appointees on the Goodman Fielder board, seek to ensure that those opportunities are offered to the most appropriate entity, having regard to all material facts and circumstances, including the nature of the opportunity and the resources, both financial and operational, required to pursue the opportunity.

(f) **Dividend policy**

Burns Philp intends, through its nominees to the Goodman Fielder Board, that Goodman Fielder's dividend policy reflect a balance between providing shareholders with an appropriate yield on their investment and ensuring that adequate capital is maintained in the business to facilitate its ongoing activities.

(g) **Limitations on intentions**

Bidder would only make a decision on the above matters following receipt of appropriate legal and financial advice. Bidder's intentions must be read as being subject to the legal obligation of the Goodman Fielder Directors, including any nominees of Burns Philp, to have regard to the interests of Goodman Fielder and all Goodman Fielder shareholders.

In particular, if Bidder obtains control (but not 100%) of Goodman Fielder, Bidder will be a "related party" of Goodman Fielder within the meaning of Chapter 2E of the Corporations Act and consequently, within the meaning of the ASX Listing Rules. Bidder's ability to implement its intentions would therefore be subject to its obligations and the obligations of Goodman Fielder to comply with the applicable provisions of the Corporations Act and (provided Goodman Fielder remained listed) the ASX Listing Rules regarding related party transactions.

5.5 Business, assets and employees

Other than as set out in this section 5, it is the present intention of Burns Philp:

- to continue the businesses of Goodman Fielder;
- not to make any major changes to the businesses of Goodman Fielder and not to redeploy any of the fixed assets of Goodman Fielder; and
- to maintain the employment of Goodman Fielder's existing employees.

6 Sources of consideration

6.1 Maximum cash consideration

The consideration for the acquisition of the Goodman Fielder Shares to which the Offer relates will be satisfied wholly in cash.

The maximum amount of cash which would be payable by Bidder under the Offer if acceptances are received for all Goodman Fielder Shares on issue as at the date of this Bidder's Statement (less those Goodman Fielder Shares which have been bought back but not yet cancelled and those which are already held by Bidder), is approximately $1,870 million.

In addition, if the holders of all Goodman Fielder Options exercise those options and accept the Offer in respect of the Goodman Fielder Shares issued to them, an additional amount of approximately $36 million will be payable by Bidder under the Offer. (If no Goodman Fielder Options are exercised, but all holders of Goodman Fielder Options accept an Option Offer (if made), the maximum amount payable under the Option Offer would be less than that amount).

Accordingly, the maximum cash amount required to settle acceptances under the Offer (including acceptances by holders of Goodman Fielder Options who exercise those options and accept the Offer) is approximately $1,906 million (**Offer Amount**).

6.2 Burns Philip Group's internal borrowing arrangements

The Burns Philip Group has a number of borrowing companies (**Borrowing Companies**), including Bidder, which borrow (or may borrow) money from time to time under the Burns Philip Group's loan facilities, including those detailed in section 6.5 below (**Facilities**).

Burns Philp has confirmed to Bidder that it will make available, or will procure that the Borrowing Companies make available, to Bidder (in addition to the money already directly available to Bidder as a borrower under some of the Facilities) the Offer Amount, together with amounts necessary to meet transaction costs, through utilising existing cash reserves or by draw down under the Facilities. Burns Philip is able to procure the Borrowing Companies to lend the funds to the Bidder through its ability to control the Borrowing Companies.

Where the Borrowing Companies draw down under the Facilities for this purpose, funds will be made available by the relevant Borrowing Companies to the Bidder on an unconditional basis.

6.3 Overview of funding arrangements

As noted in section 6.2 above, Burns Philp has confirmed that it will arrange for the Offer Amount and transaction costs to be provided to Bidder. The necessary funds will be raised from the following sources:

- the Burns Philp Group's cash reserves (see section 6.4 below); and
- by way of draw down under the Facilities (see section 6.5 below).

In aggregate, the funds available from cash reserves and undrawn amounts under the Facilities are sufficient to fund the consideration payable under the Offer (including to holders of Goodman Fielder Options who exercise those options and accept the Offer), the acquisition of any Options under the Option Offer (if made), the refinancing of the indebtedness of the Burns Philp Group and the Goodman Fielder Group (as described in section 8.9), together with any transaction costs.

6.4 Particulars of cash reserves

As at the date of this Bidder's Statement (and after settlement of the acquisitions referred to in section 4.8(c)), Burns Philp and its wholly owned subsidiaries have cash reserves of approximately A$491 million.

These cash amounts are on deposit with financial institutions and are immediately available for on-lending to the Bidder.

6.5 Particulars of the Facilities

(a) Summary of the Facilities

As noted in section 6.3 above, the cash consideration under the Offer will also be sourced from the following new underwritten Facilities:

- A new A$1,300 million multicurrency 5 year senior secured credit facility (**Term A Facility**).
- A new US$375 million 6 year senior secured credit facility (**Term Loan B**).
- A new US$100 million bridge loan in respect of an underwritten proposed issue of senior subordinated notes (**Subordinated Bridge Loan**).

  Burns Philp proposes to undertake an issue of senior subordinated notes in the United States, the proceeds of which may be used to finance the Offer. If Burns Philp is unable to issue those notes in an amount up to the facility limit for the Subordinated Bridge Loan prior to the close of the Offer, Burns Philp will be entitled to draw down under the Subordinated Bridge Loan.
- A new NZ$250 million bridge loan in respect of an underwritten proposed issue of capital notes (**Capital Notes Bridge Loan**).

  Burns Philp proposes to undertake an issue of capital notes in New Zealand, the proceeds of which will be applied towards repayment of the Capital Notes Bridge Loan. The capital notes issue is fully underwritten to the facility limit under the Capital Notes Bridge Loan by First NZ Capital Securities, the commitment of which is fully sub-underwritten by CSFB.

These facilities are available for purposes which include funding the Offer and refinancing of the indebtedness of the Burns Philp Group, and, if necessary, the Goodman Fielder Group (see section 8.9).

(b) **Documentation and structure**

Burns Philp or its subsidiary Borrowing Companies have signed the following letters of commitment in relation to the Facilities:

(1) Letter of commitment dated 12 December 2002 from Credit Suisse First Boston (**CSFB**), BOS International (Australia) Limited and Credit Agricole Indosuez Australia Limited (together the **Underwriters**) in relation to the Term A Facility (**TLA Commitment Letter**).

The TLA Commitment Letter provides that the Underwriters will underwrite or make available the Term A Facility in equal proportions.

The TLA Commitment Letter also provides for a Revolving Facility in the amount of A$100 million. This Revolving Facility will not be used to finance the Offer but will be used to fund the ongoing working capital requirements of the Burns Philp Group.

(2) Letter of commitment dated 12 December 2002 from CSFB in relation to the Term Loan B and the Subordinated Bridge Loan (**TLB and Subordinated Bridge Loan Commitment Letter**).

The TLB and Subordinated Bridge Loan Commitment Letter sets out the terms on which CSFB will make available the Term Loan B and the Subordinated Bridge Loan.

(3) Letter of commitment dated 12 December from CSFB in relation to the Capital Notes Bridge Loan (**Capital Notes Bridge Loan Commitment Letter**).

The Capital Notes Bridge Loan Commitment Letter sets out the terms on which CSFB will underwrite or make available the Capital Notes Bridge Loan.

The Underwriters may syndicate each of the Facilities to other lenders. Successful syndication is not a condition precedent to funding under the Facilities.

In each case, it is a condition to the availability of the Facilities (in addition to those summarised in section 6.5(c) below) that the parties prepare and execute formal loan and, if applicable, security documentation. The documents to be executed include:

- a TLA Senior Funding Agreement, Term A Facility Agreement and Revolving Facility Agreement (which as at the date of this Bidder's Statement are in substantially agreed form);
- a TLB Senior Funding Agreement and Term Loan B Facility Agreement in relation to the Term Loan B (which may be included in one document);
- a Subordinated Bridge Loan Facility Agreement;
- a Capital Notes Bridge Loan Facility Agreement and Subordination Deed (which as at the date of this Bidder's Statement are in substantially agreed form); and

- documentation in relation to the security arrangements for the Facilities summarised in section 6.5(h).

The above documentation contains (or will contain) provisions customary for transactions of this nature including provisions dealing with payment of interest and principal, drawdown procedures, representations, warranties, covenants and events of default and various other covenants and clauses which are (except to the extent otherwise disclosed in this Bidder's Statement) usual for transactions such as the Facilities.

(c) **Conditions precedent to availability**

The availability of the Facilities, and the ability to draw down under the Facilities, is subject to a number of conditions precedent, as summarised in Annexure E.

The Offer is subject to a condition (as set out in section 9.6(q)) that each of the conditions to the availability of the Facilities (including those within the sole control of Bidder and its associates) are satisfied. If the Bidder declares the Offer to be free of this condition but any of the conditions to the financing are not satisfied or waived by the lenders under the Facilities, the Facilities will not be available to fund the Offer.

Burns Philp and Bidder are not aware of any reason why those conditions precedent will not be satisfied in time to allow the proceeds to be available to lend the Offer Amount to the Bidder to pay the consideration under the Offer as and when required under the terms of the Offer.

(d) **Period of commitment**

(1) Term A Facility

Unless the parties otherwise agree, the obligations of the Underwriters under the TLA Commitment Letter will, if the initial borrowing under the Term A Facility has not already been made, terminate on the date which is the earliest to occur of:

- the date which is eight weeks after the end of the close of the Offer or otherwise on such date as Burns Philp and the Underwriters agree;
- the date on which the Underwriters notify Burns Philp that a condition set out in the TLA Commitment Letter has been breached or contravened; and
- 30 June 2003.

(2) Term Loan B and Subordinated Bridge Loan

The obligations of CSFB under the TLB and Subordinated Bridge Loan Commitment Letter will terminate on 30 June 2003 if the initial borrowing under the Term Loan B is not made on or before that date.

(3) Capital Notes Bridge Loan

The obligations of CSFB under the Capital Notes Bridge Loan Commitment Letter will, if the initial borrowing under the Capital

Notes Bridge Loan Commitment Letter has not already been made, terminate on the date which is the earliest to occur of:

- the date which is eight weeks after the end of the close of the Offer or otherwise on such date as Burns Philp and CSFB agree;
- the date upon which CSFB notifies Burns Philp that a condition set out in the Capital Notes Bridge Loan Commitment Letter has been breached or contravened; or
- 30 June 2003.

(e) **Events of default**

The Term A Facility will be subject to events of default and review events which are customary for transactions of this nature, including but not limited to the following in respect of Burns Philp and its subsidiaries:

- failure to pay or perform obligations under the loan documents or related security documents;
- breach of representations or warranties in any material respect;
- insolvency events;
- ceasing to carry on all or a material part of its business;
- giving financial assistance, reduction of share capital or limiting its ability to call on uncalled capital;
- material adverse change;
- cross default;
- creation or enforcement of encumbrances;
- illegality or unenforceability of, or inability to perform obligations under, any of the loan documents or related security documents;
- incurring financial indebtedness in breach of covenants in the loan documents;
- breaches of environmental law that have a material adverse effect; and
- change of control

The events of default for the Term Loan B will be substantially the same as for the Term A Facility subject to changes required to accommodate US law and practice.

The events of default for the Subordinated Bridge Loan will be customary for the type of transactions proposed and others to be reasonably specified by CSFB relating to Burns Philp and its consolidated subsidiaries, including, but not limited to, non-payment of principal or interest, violation of covenants, incorrectness of representations and warranties in any material respect, cross default and cross acceleration, bankruptcy, material judgments, ERISA, actual or asserted invalidity of guarantees or security documents, material misrepresentations in the loan documents relating to the Subordinated Bridge Loan, or material breach under any agreement with CSFB or any of its affiliates in connection with any aspect

of the Transactions or in the payment of fees to CSFB described in any fee letter or any such letter or agreement.

The events of default for the Capital Notes Bridge Loan will be customary for transactions of this nature, including, but not limited to:

- non payment of principal;
- breach of representations or warranties in any material respect;
- insolvency events;
- illegality or unenforceability of the loan documents relating to the Capital Notes Bridge Loan.

Neither Bidder nor Burns Philp is aware, as at the date of this Bidder's Statement, of the occurrence of any event of default or any circumstances that would lead to an event of default.

(f) **Representations and warranties**

The representations and warranties for the Term A Facility will be customary for transactions of this nature including but not limited to:

- power and authority to execute the loan documents and related security documents;
- validity and binding nature of the loan documents and related security documents;
- non-contravention of laws or agreements;
- absence of insolvency events;
- absence of litigation or other proceedings that could have a material adverse effect;
- compliance with environmental laws;
- disclosure of relevant information to the lenders and accuracy of information disclosed; and
- compliance with United States ERISA laws.

The representations and warranties for the Term Loan B will be substantially the same as for the Term A Facility with such adjustments as are appropriate to accommodate US law and practice.

The representations and warranties for the Subordinated Bridge Loan will be usual and customary for transactions of this nature or reasonably required by CSFB for this transaction in particular, including but not limited to corporate existence and power, authorisation, execution and enforceability of material agreements, governmental authorisation, non-contravention of laws or material agreements, financial information, material litigation, taxes, subsidiaries, not an investment company, ERISA, environmental, permits, leases, full disclosure, capitalisation, no solicitation, access to information, absence of any undisclosed material liabilities, historical and pro-forma financial statements, no material adverse change and governmental regulations.

The representations and warranties for the Capital Notes Bridge Loan will be customary for transactions of this nature including but not limited to:

- power and authority to execute the loan documents;
- validity and binding nature of the loan documents;
- non-contravention of laws or agreements;
- absence of insolvency events; and
- absence of litigation or other proceedings that could have a material adverse effect.

Neither Burns Philp nor the Bidder is aware, as at the date of this Bidder's Statement, of any breach of a representation or warranty nor any circumstance that would lead to a breach of a representation or warranty.

(g) **Term**

The term of the various Facilities is as follows:

- Term A Facility is a 5 year loan;
- Term Loan B is a 6 year loan;
- the Subordinated Bridge Loan matures 12 months after its first drawdown (although Burns Philp may extend the maturity date of the Subordinated Bridge Loan at the end of the 12 month period provided no event of default has occurred); and
- the Capital Notes Bridge Loan matures on 30 September 2003 (although as noted above, Burns Philp proposes to undertake an underwritten issue of capital notes in New Zealand, the proceeds of which will be applied towards repayment of the Capital Notes Bridge Loan).

(h) **Security Arrangements**

Term A Facility and Term Loan B will be secured over specified assets of the Burns Philp Group and the Goodman Fielder Group (subject, in relation to the Goodman Fielder Group , to those companies becoming wholly owned subsidiaries of Bidder and to compliance with the provisions of the Corporations Act relating to financial assistance).

The Subordinated Bridge Loan and the Capital Notes Bridge Loan will be unsecured.

As a result of these security arrangements, the Goodman Fielder Shares acquired by Burns Philp under the Offer (and those previously acquired by Burns Philp), may become subject to one or more mortgages or charges in favour of a security trustee holding for the benefit of providers of the Term A Facility and Term Loan B. If so, then in the event of a default under the Term A Loan or the Term Loan B, those Goodman Fielder Shares could be transferred by the security trustee in accordance with the terms of the security documentation.

(i) **Information on the Underwriters**

CSFB is a leading global investment bank serving institutional, corporate, government and individual clients. It is a wholly owned subsidiary and

business unit of Credit Suisse Group and is regulated by the Swiss banking authorities and had total consolidated assets as at 30 June 2002 of approximately CHF987 billion.

Credit Agricole Indosuez Australia Limited is a wholly owned subsidiary of Crédit Agricole Indosuez, which is a wholly owned subsidiary of Credit Agricole S.A, a large French commercial bank with total consolidated assets as at 31 December 2001 of EUR495 billion.

BOS International (Australia) Limited is a wholly owned subsidiary of the HBOS plc, which was formed in May 2001 upon the merger between Bank of Scotland and Halifax. HBOS plc had total consolidated assets as at 31 December 2001 of approximately GBP312 billion.

As noted above, the Underwriters may syndicate the Facilities to other lenders. Accordingly, following such syndication, other lenders may provide funding to the Burns Philp Group to finance the Offers.

(j) **Hedging Arrangements**

The Burns Philp Group will implement appropriate arrangements to hedge its exposure to interest rate and exchange rate movements in relation to the Facilities.

7 Tax considerations

7.1 Introduction

The following is a general description of the Australian income and capital gains tax consequences to Goodman Fielder shareholders of the acceptance of the Offer. The comments set out below are relevant only to those Goodman Fielder shareholders who hold their Shares as capital assets for purpose of investment. They do not apply to shareholders that may have acquired their Shares under any of the Goodman Fielder Share Plans, the ESOP or the various Option Deeds. The taxation consequences of the Offer for those persons will depend on their particular circumstances, and they should accordingly seek specialist advice tailored to those circumstances.

Goodman Fielder shareholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. The following summary is intended only for Australian resident Goodman Fielder shareholders.

The following description is based upon the law in effect at the date of this Bidder's Statement, but it is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every Goodman Fielder shareholder. Goodman Fielder shareholders should seek independent professional advice in relation to their own particular circumstances.

7.2 Acceptance of the Offer and disposal of Goodman Fielder Shares

Acceptance of the Offer will involve the disposal by Goodman Fielder shareholders of their Goodman Fielder Shares by way of transfer to Bidder. This change in the ownership of the Goodman Fielder Shares will constitute a capital gains tax event for Australian capital gains tax purposes.

Goodman Fielder shareholders who are Australian residents may make a capital gain or capital loss on the transfer of Shares acquired on or after 20 September 1985, depending on whether their capital proceeds from the disposal of the Shares are more than the cost base (or in some cases indexed cost base) of those Shares, or whether the capital proceeds are less than their reduced cost base of those Shares.

The capital proceeds of the capital gains tax event will be the consideration price of $1.85 per Goodman Fielder Share received by the Goodman Fielder shareholder in respect of the disposal of the Goodman Fielder Shares. The cost base of the Goodman Fielder Shares is generally their cost of acquisition.

If the Goodman Fielder Shares were acquired at or before 11.45 am on 21 September 1999, a Goodman Fielder shareholder who is an individual, a complying superannuation entity or the trustee of a trust may choose to adjust the cost base of the Shares to include indexation by reference to changes in the consumer price index from the calendar quarter in which the Goodman Fielder Shares were acquired until the quarter ended 30 September 1999. Goodman Fielder shareholders who are companies will include that indexation adjustment if their Shares were acquired at or before 11.45 am on 21 September 1999. These

indexation adjustments are taken into account only for the purposes of calculating capital gain; they are ignored when calculating the amount of any capital loss.

Individuals, complying superannuation entities or trustees that have held Goodman Fielder Shares for at least 12 months but do not index the cost base of the Goodman Fielder Shares should be entitled to discount the amount of the capital gain (after application of capital losses) from the disposal of Goodman Fielder Shares by 50% in the case of individuals and trusts or by 33% for complying superannuation entities.

Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. Any net capital gain is included in assessable income and is subject to income tax. Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

Goodman Fielder shareholders who are not resident in Australia for income tax purposes are generally not subject to Australian capital gains tax on the disposal of Goodman Fielder Shares if they and their associates have not held 10% or more of the issued Shares at any time in the five years preceding the disposal of their Goodman Fielder Shares.

8 Other material information

8.1 Goodman Fielder Share buy-back

(a) Overview of buy back

Goodman Fielder has recently been conducting the second tranche of a three-tranche, A$300 million on-market share buy-back. The terms of the buy-back are governed by the Corporations Act and the ASX Listing Rules.

The first tranche of $100 million was announced on 13 November 2001 and has now been completed.

The second tranche of a further $100 million was announced on 21 June 2002. Goodman Fielder announced that it expected the second tranche of the buy-back would be completed by 31 March 2003.

A proposed third tranche of a further $100 million was announced on 8 November 2002. Goodman Fielder announced that this tranche of the buy-back would begin after completion of the second tranche in March 2003.

As at 12 December 2002, Goodman Fielder had paid approximately $168.8 million for 111,902,352 shares bought back.

(b) History of buy back

The following graph shows the daily buy-back volume of Goodman Fielder Shares as a percentage of daily volumes, together with the Goodman Fielder Share price on ASX, for the period from 13 November 2001 to 13 December 2002:

Goodman Fielder Daily Buyback Volume and Share Price


70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Daily Buybback Volume as % of Daily Buying Volume
$1.90
$1.80
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
Goodman Fielder Share Price
13-Nov-01
13-Jan-02
13-Mar-02
13-May-02
13-Jul-02
13-Sep-02
13-Nov-02

Since the buy-back commenced, purchases under the share buy-back have represented an average of 8.2% of the daily buying volume.

(c) **Price of shares bought back**

As at the date of this Bidder's Statement:

- the highest price paid by Goodman Fielder for Goodman Fielder Shares under the buy-back was $1.69 on 17 July 2002; and
- the lowest price paid by Goodman Fielder for Goodman Fielder Shares under the buy-back was $1.30 on 13 December 2001.

8.2 Option Offer

Bidder may make a separate offer to acquire the Goodman Fielder Options. However, it also reserves the right not to make such an offer and will not decide whether to make such an offer until it receives further details in relation to the Goodman Fielder Options.

Any Offer for Goodman Fielder Options would be on the same or equivalent terms as the Offer set out in this Bidder's Statement. If such an offer is made, it is likely that Bidder will seek a modification of the Corporations Act from ASIC so that the Goodman Fielder Options are deemed to comprise one class of security notwithstanding their different exercise prices and expiry dates (see section 8.3).

If an Option Offer is made, and any of the Goodman Fielder Options are not transferable, Burns Philp will, subject to any modifications required to the Corporations Act and consent required under the ASX Listing Rules being obtained, seek to have the Goodman Fielder Options cancelled for the payment of a cancellation fee.

If all Goodman Fielder Options are not acquired under an Option Offer, subject to being permitted to do so under the Corporations Act, Bidder intends to seek to compulsorily acquire, under the provisions of the Corporations Act, Goodman Fielder Options which have not been exercised or acquired by Bidder prior to the

close of the Offer (or, if those options are not transferable, have them cancelled for the payment of a cancellation fee).

8.3 ASIC modifications to and exemptions from the Corporations Act

The Bidder has obtained from ASIC a modification to the Corporations Act in relation to the Offer. A copy of the relevant declaration is set out in Annexure F.

In summary, the declaration modifies the operation of section 619 of the Corporations Act so that Goodman Fielder shareholders whose registered address is in New Zealand may receive the consideration owing to them under the Offer in NZ$.

Bidder may, upon obtaining further information in relation to the LTI Plan and the Goodman Fielder Options, seek further modifications or exemptions from ASIC which:

- permit the Offer to extend to Goodman Fielder Shares which are issued after the Register Date pursuant to the terms of the LTI Plan (as detailed in section 4.3 of this Bidder's Statement); and
- treat all Goodman Fielder Options as being in the same class of securities for the purpose of the takeovers and compulsory acquisition provisions of the Corporations Act, notwithstanding the fact that those options are on different terms, and allow those options to be cancelled rather than transferred to the Bidder.

ASIC has also published various "class order" instruments providing for modifications and exemptions that apply generally to all persons, including the Bidder.

8.4 Foreign Investment Review Board approval

The Bidder is a foreign person under the *Foreign Acquisitions and Takeovers Act* (Cth) 1975 as a result of the shareholdings of Rank and its associates in Burns Philp (of which Bidder is a wholly owned subsidiary).

The Offer and any contract formed on acceptance of the Offer is conditional on FIRB approval. Approval will not be given to the Offer if the Treasurer of the Commonwealth of Australia, on advice from FIRB, considers that the result of the takeover will be contrary to the public interest.

Bidder and Burns Philp have given notification of the Offer to FIRB and have provided FIRB with a detailed submission.

Burns Philp is confident that the transaction is consistent with the Government's foreign investment policy and expects FIRB approval to be given in due course.

8.5 Australian Competition and Consumer Commission approval

The Offer and any contract resulting from acceptance of the Offer is subject to the absence of intervention from the Australian Competition and Consumer Commission (**ACCC**) in relation to Burns Philp's Takeover Bid for Goodman Fielder.

The Trade Practices Act (**TPA**) prohibits acquisitions of shares that have the effect or likely effect of substantially lessening competition in a market.

Burns Philp has approached the ACCC seeking informal clearance in relation to the Takeover Bid and has provided the ACCC with a detailed submission.

Burns Philp believes that the acquisition of all the Goodman Fielder Shares under the Offer would not contravene the TPA.

8.6 New Zealand Commerce Commission approval

The Offer and any contract resulting from acceptance of the Offer is subject to a condition that Burns Philp obtains unconditional clearance or authorisation from the Commerce Commission (New Zealand) for the acquisition of Goodman Fielder Shares under the Offer.

Burns Philp has sought clearance from the Commerce Commission under the Commerce Act 1986 of New Zealand and are confident that this will be granted in due course.

8.7 Hart-Scott-Rodino Act

The Offer and any contract resulting from acceptance of the Offer is subject to a condition that, if required, all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States (a United States federal statute dealing with competition matters) have expired without intervention by authorities charged with administration of that statute.

Burns Philp and Bidder will procure that the necessary filings (if any) under the Hart-Scott Rodino Act in connection with the Offer are made and are confident that this condition will be satisfied in due course.

8.8 Accounting conditions

(a) **Introduction**

In preparing the Offer, Burns Philp has relied on publicly available information in relation to the Goodman Fielder Group, including the Annual Accounts, AGM presentations and analysts briefing presentations.

Clauses 9.6(g) (**Earnings Confirmation**) and 9.6(h) (**Liabilities Confirmation**) of this Bidder's Statement set out two conditions to the Offer which seek the Directors' confirmation with respect to:

- the underlying earnings of the Goodman Fielder Group; and
- the liabilities of the Goodman Fielder Group.

Each of these matters is material to Burns Philp's assessment of publicly available information in relation to the Goodman Fielder Group and its valuation of Goodman Fielder Shares.

This section 8.8 sets out further information in relation to the nature and purpose of those conditions.

(b) **Underlying earnings**

For the purposes of determining the terms of the Offer, Burns Philp has relied upon the disclosures and financial analysis that Goodman Fielder has provided in public presentations of its results. In particular, Burns Philp has relied upon the Trading EBIT disclosed by Goodman Fielder (and more recent announcements of forecast earnings) as a suitable

indication of the underlying and sustainable EBIT capable of being generated by the Goodman Fielder Group in the absence of rationalisation and restructuring expenses.

Over the last five years Goodman Fielder has categorised expenses that were material in amount and frequency as rationalisation and restructuring costs. Those expenses have been excluded from the calculation of Trading EBIT.

The table below sets out the amounts disclosed by Goodman Fielder as Trading EBIT and rationalisation and restructuring costs in the last five years (on a before tax basis):

	Consolidated Goodman Fielder Group					
Financial Year ended 30 June	1998	1999	2000	2001	2002	**TOTAL**
Trading EBIT ($M) (before rationalisation and restructuring costs)	245.2	216.6	252.6	243.0	254.2	1,211.6
Rationalisation and restructuring costs ($M)	(31.9)	(58.7)	(73.7)	(177.3)	(67.8)	(409.4)
Rationalisation and restructuring as % of Trading EBIT	**13%**	**27%**	**29%**	**73%**	**27%**	**34%**

The purpose of the condition in clause 9.6(g)(1) is to clarify whether any substantial amounts categorised as rationalisation and restructuring costs in the previous three financial years' accounts were in the nature of recurring ordinary expenses, and, conversely, that no substantial revenue or income amounts included in Trading EBIT were non-recurring in nature.

In this clause, Burns Philp also seeks clarification that provisions created for the purpose of expensing rationalisation and restructuring costs have not been subsequently applied to account for expenses that were in the nature of recurring ordinary expenses.

Finally, in clause 9.6(g)(2), Burns Philp seeks clarification on the basis of preparation of the recently announced earnings forecasts of the Goodman Fielder Group for the financial year ending 30 June 2003. At the 2002 Goodman Fielder AGM, the chief executive officer of Goodman Fielder, Mr Tom Park, disclosed that expectations for the net operating profit after tax of the Goodman Fielder Group for the financial year ending 30 June 2003 were at the lower end of analysts' estimates of $114 to $128 million. Clause 9.6(g)(2) seeks confirmation whether the forecast is before or after Significant Items and whether the Directors expect to recognise rationalisation and restructuring costs additional to those provided for in the 2002 Annual Accounts.

(c) **Liabilities**

The purpose of the condition in clause 9.6(h) is to confirm whether the liabilities disclosed in the Goodman Fielder Group's 2002 Annual Accounts provide a reliable basis for the assessment of the actual total debt and the ongoing debt funding requirements of the Goodman Fielder Group.

Clause 9.6(h)(1) seeks confirmation that the Working Capital figure presented in the 2002 Annual Accounts is reflective of the funds normally required for the operation of the Goodman Fielder Group in the ordinary course of business, and, in particular, has not been affected by a reduction in Working Capital at the balance date.

Burns Philp has considered the valuation of Goodman Fielder on the basis of its enterprise, or total company, value. To calculate the value per Goodman Fielder Share, net interest bearing debt (which excludes trade creditors) is deducted from the enterprise value to derive the equity value, which is then divided by the total number of Goodman Fielder Shares to which the Offer relates. If net interest bearing debt is understated, then the value per Goodman Fielder Share derived by this calculation will be higher than would otherwise be calculated. Any extension of payment terms or other forms of accommodation with trade creditors at or around the 30 June balance date could have resulted in a proportionate reduction in net interest bearing liabilities. Similarly, if the collection of receivables has been accelerated towards the balance date, this may lead to overstatement of the cash of the Goodman Fielder Group relative to its ordinary course position.

If these balance date movements have occurred, the extent to which they have occurred may be material to any valuation of Goodman Fielder Shares.

In clause 9.6(h)(2), Burns Philp seeks confirmation of certain liabilities which are off balance sheet or contingent in nature. Burns Philp notes that the Goodman Fielder analysts' presentation in relation to the Goodman Fielder Group results for the half-year ended 31 December 2001 disclosed the existence of off balance sheet financing in relation to certain items of working capital. Goodman Fielder's 2002 Annual Accounts disclosed a number of liabilities which were contingent in nature.

The purpose of the condition in clause 9.6(h)(3) is to confirm that in the period since the last valuation of the Goodman Fielder superannuation plan (a defined benefit fund), there has not been a materially adverse change to the financial position of the fund which would require additional amounts to be contributed to the fund by Goodman Fielder. The 2002 Annual Accounts disclose in Note 31 – "superannuation commitments", that the last actuarial valuation of the Goodman Fielder superannuation plan was performed as at 30 June 2000. However, since that time, there have been significant movements in the investment and financial markets which may have impacted adversely on the financial position of this fund. If the fund is in deficit, additional contributions may be required to be made by the Goodman Fielder Group, which may impact on Burns Philp's valuation of Goodman Fielder Shares.

8.9 Refinancing

(a) Overview

As a result of the Offer, Burns Philp expects to undertake a refinancing of some of its existing debt facilities, and may also be required to refinance certain of the Goodman Fielder Group's existing debt facilities, as described below.

Burns Philp's existing cash reserves, together with amounts available under the Facilities, are sufficient to effect this refinancing without impeding Bidder's ability to fund acceptances of the Offer and the Option Offer.

(b) Goodman Fielder facilities

In the discussion and analysis of the balance sheet in its 1999 annual report, Goodman Fielder disclosed that its borrowings include a US$200 million private placement of 10-year debt in the United States entered into in May of that year.

Burns Philp is not aware of the precise terms of this debt. However, it is common practice for private placements of debt in the United States to contain terms which provide holders with the right to require the issuer to redeem the debt at face value plus a "make whole" premium (together with accrued interest) upon a change of control. In the context of the Offer, this would have the effect of requiring repayment upon Burns Philp gaining control of Goodman Fielder.

Burns Philp has assumed that this may be the case in relation to the Goodman Fielder facilities and has the capacity to repay this debt, should that be required, out of the Facilities.

(c) Burns Philp facilities

In August 2001, the Burns Philp Group entered into a five year secured senior loan facility consisting of a US$425 million term loan facility and a US$25 million revolving loan facility (**Existing Senior Facilities**). The US$425 million term loan facility was fully drawn in August 2001. US$10 million of the term loan facility has subsequently been repaid in accordance with its terms. The revolving credit facility remains undrawn and has subsequently been reduced to US$10 million.

The amount available to Burns Philp under the Term A Facility and Term Loan B is sufficient to allow Burns Philp, in addition to providing for the Offer Amount, to refinance the Existing Senior Facilities.

In June 2002, the Burns Philp Group raised approximately US$400 million through the issuance of 9.75% senior subordinated notes due 2012. These notes will not be repaid in connection with the Offer.

8.10 Flour supply arrangements

The condition in clause 9.6(n) addresses the recent disposal of the Australian flour milling and mixing business by the Goodman Fielder Group to joint venture partners GrainCorp Ltd and Cargill Australia Ltd, as announced to ASX on 16 August 2002. Burns Philp understands that the Goodman Fielder Group has entered into a long-term supply contract with the purchasers for the supply of its entire flour requirements.

The 2002 Annual Accounts disclose in Note 32 – "business and geographic segment data", that historically, the Goodman Fielder Group accounts for intersegment sales as if the sales or transfers were to third parties at current market prices. The purpose of the condition in clause 9.6(n) is to confirm that the new flour supply agreement is on substantially similar or improved terms to those previously applying.

8.11 Social security and superannuation implications of Offer

Acceptance of the Offer may have implications under your superannuation arrangements or on your social security entitlements. If in any doubt, you should seek specialist advice.

8.12 Consents

This Bidder's Statement contains statements made by, or statements based on statements made by, Burns Philp. Burns Philp has consented to the inclusion of:

- each statement it has made; and
- each statement which is based on a statement it has made,

in the form and context in which the statements appear and has not withdrawn that consent.

In addition, this Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX. Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, inclusion of those statements in this Bidder's Statement.

If you would like to receive a copy of any of those documents (free of charge), please contact the Goodman Fielder Offer Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand). Callers outside Australia and New Zealand should call int+61 2 9240 7512 (normal call charges apply).

8.13 Other material information

Except as disclosed elsewhere in this Bidder's Statement, there is no other information that is:

- material to the making of a decision by a Goodman Fielder Shareholder whether to accept the Offer; and
- known to Bidder,

which has not been previously disclosed to Goodman Fielder Shareholders.

9 The Offer

9.1 The Offer

(a) Bidder offers to acquire **all** of Your Goodman Fielder Shares for $1.85 per share on and subject to the terms and conditions set out in this section 9.

(b) If you accept the Offer, you will, subject to satisfaction of the conditions in clause 9.6, receive consideration of $1.85 in cash for each of Your Goodman Fielder Shares.

(c) By accepting the Offer, you undertake to transfer to Bidder not only Your Goodman Fielder Shares, but also all Rights attached to those shares (see section 9.5(c)).

(d) The Offer is being made to:

(1) each person registered as the holder of Goodman Fielder Shares in the register of Goodman Fielder shareholders at 9.00 am (Sydney time) on the Register Date; and:

(2) any person who becomes registered or entitled to be registered as the holder of Goodman Fielder Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, such securities as are convertible into Goodman Fielder Shares and are on issue as at the Register Date.

(e) If, at the time the Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of Your Goodman Fielder Shares:

(1) a corresponding Offer will be deemed to have been made to that other person in respect of those Goodman Fielder Shares; and

(2) a corresponding Offer will be deemed to have been made to you in respect of any other Goodman Fielder Shares you hold to which the Offer relates.

(f) If you are registered or entitled to be registered as the holder of one or more parcels of Goodman Fielder Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the Offer for each parcel, you must comply with the procedure in subsection 653B(3) of the Corporations Act.

(g) If Your Goodman Fielder Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee you should contact that nominee for assistance in accepting the Offer.

(h) The Offer is dated [ ] 2003.

9.2 Offer Period

(a) The Offer will remain open for acceptance during the period commencing on the date the first Offer is made under the bid and ending at 7:00pm (Sydney time) on [ ] 2003 unless withdrawn or extended in accordance with the Corporations Act.

(b) Bidder reserves the right, exercisable in its sole discretion, to extend the Offer Period in accordance with the Corporations Act.

(c) If, within the last seven days of the Offer Period, either of the following events occur:

(1) the Offer is varied to improve the consideration offered; or

(2) Bidder's voting power in Goodman Fielder increases to more than 50%,

then the Offer Period will be automatically extended so that it ends 14 days after the relevant event.

9.3 How to accept the Offer

(a) **General**

(1) Subject to section 9.1(f), you may accept the Offer **only** in respect of **all** of Your Goodman Fielder Shares.

(2) You may accept the Offer at any time during the Offer Period.

(b) **Issuer sponsored shares**

If Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister, to accept the Offer, you must:

(1) complete and sign the Acceptance Form enclosed with this Bidder's Statement (and which forms part of this Offer) in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(2) ensure that the Acceptance Form and any documents required by the terms of this Offer and the instructions on the Acceptance Form are received before the expiry of the Offer Period at the address indicated on the Acceptance Form.

(c) **CHESS holdings**

To accept the Offer for Shares held in a CHESS Holding:

(1) if you are not a Broker or Non-Broker Participant, you may either:

(A) by completing, signing and returning the enclosed Acceptance Form in accordance with the instructions on it, authorise Bidder to instruct your Controlling Participant on your behalf to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules; or

(B) instruct your broker or Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

(2) if you are a Broker or Non-Broker Participant, you must initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

(d) **Receipt of Acceptance Form**

(1) To accept the Offer by completing the Acceptance Form, you should complete and sign the Acceptance Form in accordance with the instructions on it, and return it together with any necessary documents so that it is received by Bidder before the end of the Offer Period.

(2) If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the end of the Offer Period even if it is received after that date.

(3) If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period, but you will not be entitled to receive the consideration to which you are entitled, until your original Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is received at the address specified above.

(4) The transmission of the Acceptance Form and other documents is at your own risk.

9.4 The effect of acceptance

(a) Once you have accepted the Offer, you will be able to revoke your acceptance at any time while the condition in clause 9.6(a) remains unsatisfied. When the condition in clause 9.6(a) is satisfied, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you, except as follows:

(1) if, by the relevant times specified in section 9.4(b), the conditions in section 9.6 have not all been satisfied or waived in accordance with section 9.9, the Offer will automatically terminate and your Goodman Fielder Shares will be returned to you; or

(2) if the Offer Period is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in section 9.6, you may be able to withdraw your acceptance and your Goodman Fielder Shares. A notice will be sent to you at the time explaining your rights in this regard.

(b) The relevant times for the purposes of section 9.4(a)(1) are:

(1) in relation to the condition in section 9.6(p) – three business days after the end of the Offer Period; and

(2) in relation to all other conditions in section 9.6 – the end of the Offer Period.

(c) By signing and returning the Acceptance Form, or otherwise accepting the Offer pursuant to section 9.3, you will be deemed to have:

(1) accepted the Offer (and any variation of it) in respect of all Your Goodman Fielder Shares (even if the number of Goodman Fielder Shares specified on the Acceptance Form differs from the number of Your Goodman Fielder Shares);

(2) agreed to transfer to Bidder all Your Goodman Fielder Shares, subject to this Offer being declared free from the conditions set out in section 9.6 (or such conditions being fulfilled);

(3) represented and warranted to Bidder that at the time of acceptance, and the time the transfer of Your Goodman Fielder Shares to Bidder is registered, all Your Goodman Fielder Shares are and will be fully paid up, and Bidder will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and adverse interests of any nature and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in those Goodman Fielder Shares to Bidder;

(4) irrevocably authorised Bidder (or any nominee or nominees of Bidder) as your attorney to exercise all your powers and rights attaching to Your Goodman Fielder Shares. This includes, without limitation, powers and rights to requisition, convene, attend and vote in person or by proxy at all general meetings of Goodman Fielder from the time the contract resulting from your acceptance of this offer becomes unconditional, to the earlier of the withdrawal of your acceptance under section 650E of the Corporations Act or the end of the Offer Period or, if all the conditions of the Offer have been satisfied or waived, the registration of Bidder as the holder of those Goodman Fielder Shares;

(5) agreed that in exercising the powers conferred by the power of attorney in section 9.4(c)(4) above, Bidder or its nominee is entitled to act in the interest of Bidder;

(6) agreed not to attend or vote in person at any general meeting of Goodman Fielder, or to exercise or purport to exercise any of the powers conferred on Bidder or its nominee in section 9.4(c)(4) above;

(7) agreed to fully indemnify Bidder in respect of any claim or action against it for any loss, damage or liability whatsoever incurred as a result of your not producing your Holder Identification Number or Security Holder Reference Number in consequence of the transfers of Your Goodman Fielder Shares being registered by Goodman Fielder without production of your Holder Identification Number or Security Holder Reference Number;

(8) irrevocably authorised Bidder (or any nominee or nominees of Bidder) to alter the Acceptance Form by rectifying any errors in or omissions from it as may be necessary to make it an effective

acceptance of this Offer or to enable registration of the transfer of Your Goodman Fielder Shares to Bidder;

(9) if you signed the Acceptance Form in respect of Goodman Fielder Shares which are held in a CHESS holding, irrevocably authorised Bidder (or any nominee or nominees of Bidder) to:

(A) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those Goodman Fielder Shares in accordance with the SCH Business Rules; and

(B) give any other instructions in relation to Your Goodman Fielder Shares to your Controlling Participant, on your behalf under the sponsorship agreement with that Controlling Participant;

(10) irrevocably authorised and directed Goodman Fielder to pay to Bidder, or to account to Bidder for, all Rights in respect of Your Goodman Fielder Shares. If this Offer is withdrawn or rescinded, Bidder will account to you for any such Rights received by Bidder;

(11) irrevocably authorised Bidder to notify Goodman Fielder on your behalf that your place of address for the purpose of serving notices upon you in respect of Your Goodman Fielder Shares is the address specified by Bidder in the notification;

(12) irrevocably authorised Bidder to transmit a message in accordance with SCH Business Rule 16.6.1 to transfer Your Goodman Fielder Shares to the Takeover Transferee Holding, regardless of whether it has paid the consideration due to you under this Offer;

(13) agreed, subject to the conditions of this Offer in section 9.6 being satisfied or waived, to execute all such documents, transfers and assurances as may be necessary or desirable to convey Your Goodman Fielder shares registered in your name and distributions to Bidder.

(d) Bidder may, at any time, in its sole discretion and without further communication to you, determine that any Acceptance Form it receives is a valid acceptance, even if one or more of the requirements for acceptance has not been complied with

(e) Bidder will provide the consideration to you in accordance with section 9.5, in respect of any part of an acceptance determined by Bidder to be valid.

(f) When you have satisfied the requirements for acceptance in respect of only some of Your Goodman Fielder Shares, Bidder may, in its sole discretion, regard the Offer to be accepted in respect of those Goodman Fielder Shares but not the remainder.

(g) The representations, warranties and authorities referred to in section 9.4(c) will remain in force after you receive the consideration for Your Goodman Fielder Shares and after Bidder becomes registered as the holder of Your Goodman Fielder Shares.

9.5 When you will receive payment

(a) Subject to this section 9.5 and the Corporations Act, if you have accepted this Offer and the contract resulting from your acceptance becomes unconditional, Bidder will provide the consideration (as set out in section 9.1) to you on or before the earlier of:

(1) one month after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within one month after the takeover contract resulting from your acceptance of the Offer becomes unconditional; and

(2) 21 days after the end of the Offer Period.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(1) if that document is delivered with your acceptance, Bidder will provide the consideration in accordance with section 9.5(a);

(2) if that document is given after acceptance and before the end of the Offer Period, while this Offer is subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after this Offer becomes unconditional; and

(B) 21 days after the end of the Offer Period;

(3) if that document is delivered after acceptance and before the end of the Offer Period, while this Offer is not subject to a defeating condition, Bidder will provide the consideration due to you for your Goodman Fielder Shares by the earlier of:

(A) one month after that document is delivered; and

(B) 21 days after the end of the Offer Period; and

(4) if that document is given after the end of the Offer Period, Bidder will provide the consideration within 21 days after that document is given. However, if at the time the document is given, the takeover contract is still subject to a defeating condition that relates to a circumstance or event referred to in subsection 652C(1) or (2) of the Corporations Act, Bidder will provide the consideration due to you for your Goodman Fielder Shares within 21 days after the Offer becomes unconditional.

(c) If you accept this Offer, Bidder is entitled to all Rights in respect of your Goodman Fielder Shares. Bidder may require you to provide all documents necessary to vest title to those Rights in Bidder, or otherwise to give it the benefit or value of those Rights. If you do not do so, or if you have received the benefit of those Rights, Bidder will be entitled to deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by Bidder) of those Rights.

(d) Payment of any cash amount to which you are entitled will be made by cheque in A$, unless your address as set out in the register of members of Goodman Fielder is in New Zealand, in which case payment will (unless you specify otherwise in accordance with the instructions on the Acceptance Form) be made to you in NZ$ by cheque drawn on a national

bank operating in New Zealand (the exchange rate that will apply is the amount published in the *Australian Financial Review* as the wholesale market spot A$/NZ$ exchange rate on the day Bidder provides funds to its registry for payment to accepting shareholders). The cheque will be sent to you, at your risk, by ordinary mail (or in the case of overseas shareholders, by airmail) to your address as shown on the Acceptance Form or such other address as you may notify to Bidder in writing before dispatch.

(e) If, at the time you accept this Offer, you are a resident in, or a resident of, a place outside Australia to which the Banking (Foreign Regulations) apply you will not be entitled to receive any consideration for Your Goodman Fielder Shares until all requisite authorities or clearances of the Reserve Bank of Australia or of the Australian Taxation Office have been received by Bidder. The places and organisations to which the Banking (Foreign Exchange) Regulations currently apply are Iraq, Libya, Taliban, the government and government authorities of Yugoslavia and the National Union for Total Independence of Angola (and its senior officials and their families and its members).

9.6 Conditions of the Offer

Subject to section 9.7, the completion of the Offer and any contract that results from an acceptance of the Offer, are subject to the fulfilment of the conditions set out below.

Regulatory approval conditions

(a) **Foreign Investment Review Board approval**

One of the following occurring:

(1) the Treasurer of the Commonwealth of Australia (**Treasurer**) advising Bidder before the end of the Offer Period to the effect that there are no objections to the Takeover Bid in terms of the Federal Government's foreign investment policy; or

(2) no order being made in relation to the Takeover Bid under section 22 of the *Foreign Acquisitions and Takeovers Act* 1975 within a period of 40 days after Bidder has notified the Treasurer that it proposes to acquire Shares under the Takeover Bid, and no notice being given by the Treasurer to Bidder during that period to the effect that there are any such objections; or

(3) where an order is made under section 22 of the *Foreign Acquisitions and Takeovers Act* 1975, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to Bidder during that period to the effect that there are any such objections.

(b) **ACCC**

Either:

(1) at the end of the Offer Period, the Australian Competition and Consumer Commission (**ACCC**) has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain

the acquisition of Goodman Fielder Shares by Bidder under the Offer; or

(2) before the end of the Offer Period, Bidder has received notice in writing from the ACCC stating, or stating to the effect that:

(A) the ACCC does not propose to intervene or seek to prevent the acquisition of Goodman Fielder Shares by Bidder pursuant to section 50 of the Trade Practices Act; and

(B) the ACCC does not seek to impose conditions on the Bidder's acquisition of shares in Goodman Fielder or require undertakings of the Bidder in relation to the acquisition of shares in Goodman Fielder.

(c) **New Zealand Commerce Commission**

Before the end of the Offer Period, unconditional clearance or authorisation is granted by the New Zealand Commerce Commission under the New Zealand Commerce Act 1986 for the acquisition of Goodman Fielder Shares by Bidder under the Offer.

(d) **Hart-Scott-Rodino (USA)**

If required, before the end of the Offer Period, all applicable waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder have expired, lapsed or been terminated in respect of the Offer without the US Department of Justice or the Federal Trade Commission challenging the acquisition of Goodman Fielder by Bidder or by any member of the Burns Philp Group.

(e) **Other regulatory approvals**

Before the end of the Offer Period, all regulatory approvals or consents that are required by law, or by any public authority, as are necessary to permit:

(1) the Offer to be lawfully made to and accepted by Goodman Fielder shareholders; and

(2) the transactions contemplated by this Bidder's Statement, including full, lawful and effectual implementation of the intentions set out in section 5 of this Bidder's Statement, to be completed,

are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(f) **No Regulatory Action**

Between the Announcement Date and the end of the Offer Period:

(1) there is not in effect any preliminary or final decision, order or decree issued by any government, governmental agency, court or public authority;

(2) no action or investigation is announced, commenced or threatened by any government, governmental agency, court or public authority; and

(3) no application is made to any government, governmental agency, court or public authority (other than by Bidder or any associate of Bidder),

in consequence of or in connection with the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the Offer and the completion of the transaction contemplated by this Bidder's Statement, including full, lawful and effectual implementation of the intentions set out in section 5 of this Bidder's Statement.

Accounting conditions

(g) **Earnings Confirmation**

The Target's Statement containing a statement (**Earnings Confirmation**), expressed to be made with the approval of the Directors of Goodman Fielder, which confirms, after due enquiry, each of the matters set out below, and the Earnings Confirmation not being materially varied, revoked or qualified (whether in any supplementary target's statement or otherwise) prior to the close of the Offer:

(1) For each of the financial years ended 30 June 2000, 30 June 2001 and 30 June 2002:

(A) Trading EBIT:

(i) does not include any Non Recurring revenue items in excess of $10,000,000 in aggregate in any financial year; and

(ii) does not exclude any Recurring expense items in excess of $10,000,000 in aggregate in any financial year;

(B) rationalisation and restructuring costs do not include any Recurring expense items in excess of $10,000,000 in aggregate in any financial year; and

(C) no amount in respect of any provision created through expensing of any rationalisation and restructuring costs has been applied towards satisfaction of any Recurring expenses in excess of $10,000,000 in aggregate in any financial year.

(2) In respect of the financial year ending 30 June 2003:

(A) the forecast consolidated net operating profit after tax of the Goodman Fielder Group of between $114,000,000 and $128,000,000, as announced at the 2002 AGM of Goodman Fielder, does not include any Significant Items; and

(B) the Directors, based on reasonable assumptions, do not expect the Goodman Fielder Group to incur aggregate

rationalisation and restructuring costs in excess of the amount of provision for rationalisation and restructuring included in the $82.5 million "other (primarily rationalisation and restructuring)" provision stated in Note 16 in the 2002 Annual Accounts.

(h) **Liabilities Confirmation**

The Target's Statement containing a statement (**Liabilities Confirmation**), expressed to be made with the approval of the Directors, which confirms, after due enquiry, each of the matters set out below (which in the case of clause 9.6(h)(3) shall include certification by a qualified actuary), and the Liabilities Confirmation not being materially varied, revoked or qualified (whether in any supplementary target's statement or otherwise) prior to the close of the Offer:

(1) The consolidated Working Capital of the Goodman Fielder Group as at 30 June 2002, as disclosed in the 2002 Annual Accounts:

(i) was reflective of the amounts due to trade creditors in the ordinary course of ordinary business as at 30 June 2002, and no unusual or extended payment terms, or other arrangements in relation to inventory, had been granted or taken as at 30 June 2002 which were materially different from those applying at the end of each of the 11 calendar months immediately preceding June 2002; and

(ii) was reflective of the amount due from debtors in the ordinary course of ordinary business up to 30 June 2002, and no unusual or accelerated payment terms had been agreed with debtors as at 30 June 2002 which were materially different from those applying at the end of each of the 11 calendar months immediately preceding June 2002.

(2) As at the date of the Liabilities Confirmation:

(A) no Off Balance Sheet Debt exists the nature, size and existence of which has not been disclosed in the 2002 Annual Accounts or in announcements by Goodman Fielder to ASX; and

(B) to the best of the knowledge and belief of the Directors, there are no contingent liabilities, tax liabilities arising from any investigation by a taxing authority, environmental liabilities, asset sale warranty claims or indemnity claims in excess of $20,000,000 in aggregate the nature, size and existence of which has not been disclosed in the 2002 Annual Accounts or in announcements to ASX.

(3) Based upon a valuation of the Goodman Fielder Superannuation Fund undertaken not earlier than the Announcement Date and performed on the basis of reasonable assumptions, the fund was not in deficit by an amount in excess of $20,000,000.

Material change conditions

(i) **No persons exercising rights under certain agreements or instruments**

There is no person exercising or purporting to exercise or stating an intention to exercise any rights under any provision of any agreement or other instrument to which Goodman Fielder or any Goodman Fielder subsidiary is a party; or by or to which Goodman Fielder or any Goodman Fielder subsidiary or any of its assets may be bound or be subject, which results, or could result, to an extent to which is material in the context of Goodman Fielder Group taken as a whole, in:

(1) any moneys borrowed by Goodman Fielder or any Goodman Fielder subsidiary being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument; or

(2) any such agreement or other such instrument being terminated or modified or any action being taken or arising thereunder; or

(3) the interest of Goodman Fielder or any Goodman Fielder subsidiary in any firm, joint venture, trust corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(4) the business of Goodman Fielder or any Goodman Fielder subsidiary with any other person being adversely affected.

(j) **Material adverse change of Goodman Fielder**

Before the end of the Offer Period, there not having occurred, been announced or becoming known to Bidder (whether or not becoming public) any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Goodman Fielder or any of its subsidiaries, taken as a whole, since 30 June 2002 (except for such events, changes or conditions disclosed in public filings by Goodman Fielder or any of its subsidiaries prior to 12 December 2002 and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing of the Offer), including where it becomes known to Bidder that information publicly filed by Goodman Fielder or any of its subsidiaries is, or is likely to be, incomplete, incorrect or untrue or misleading.

(As at the Announcement Date, Bidder was not aware of any event, change or condition that may cause a breach of this condition).

(k) **Material adverse change of Burns Philp**

Between the Announcement Date and the end of the Offer Period, there not having occurred, been announced or made known to Bidder any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries, taken as a whole (excluding any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing for the

Offer, or that is within the sole control of, or is a direct result of action by, Burns Philp or any of its subsidiaries).

(l) **Adverse change in financial markets**

Between the Announcement Date and the end of the Offer Period, there being no disruption or adverse change in financial, banking or capital markets, or in the market for new issuances of leveraged loans, in each case that could reasonably be expected to adversely affect the syndication of the Facilities.

(m) **No material acquisitions or disposals**

That, except for any proposed transaction publicly announced by Goodman Fielder before the Announcement Date, none of the following events occur during the period from that date to the end of the Offer Period:

(1) Goodman Fielder or any subsidiary acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than A$30,000,000, or makes an announcement in relation to such an acquisition;

(2) Goodman Fielder or any subsidiary disposes of, offers to dispose of, or agrees to dispose of, one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount, or whose book value (as recorded in Goodman Fielder's balance sheet as at 30 June 2002) is, in aggregate greater than A$30,000,000, or makes an announcement in relation to such a disposition,

and during that period the business of the Goodman Fielder Group is otherwise carried on in the ordinary course of ordinary business.

(n) **Flour Supply Contract**

The flour supply contract executed between the Goodman Fielder Group and the purchasers of the Australian flour milling business previously owned by the Goodman Fielder Group provides for the supply of flour to the Goodman Fielder Group on substantially the same or improved terms and conditions, including as to pricing, applying to such supply on an intersegment basis within the Goodman Fielder Group prior to the sale of that business as disclosed in Note 32 to the 2002 Annual Accounts.

(o) **Index out**

Between the Announcement Date and the end of the Offer Period, the S&P ASX 200 Index does not fall below 2700 at any time on any ASX trading day.

(p) **No prescribed occurrences**

During the period from the Announcement Date to the date 3 business days after the end of the Offer Period, none of the occurrences listed in Annexure G (being the occurrences listed in section 652C of the Corporations Act) happen (other than an issue of Goodman Fielder Shares in the circumstances referred to in clause 9.1(d)(2)).

Financing and minimum acceptance conditions

(q) **Availability of Facilities**

During, and at the end of the Offer Period:

(1) each of the preconditions to the availability of the Facilities is and remains satisfied; and

(2) there is no event of default, or potential event of default, under the Facilities.

(r) **Minimum acceptance**

During, or at the end of the Offer Period, Bidder and its associates have relevant interests in at least 90% of the Goodman Fielder Shares.

9.7 Nature and benefit of conditions

(a) The condition in clause 9.6(a) is a condition precedent to Bidder's acquisition of any interest in Shares of a kind which would cause a breach of the provisions of laws referred to therein. Notwithstanding your acceptance of the Offer, unless and until the condition in clause 9.6(a) is satisfied:

(1) no contract for the sale of Your Goodman Fielder Shares will come into force or be binding on you or on Bidder;

(2) Bidder will have no rights (conditional or otherwise) in relation to Goodman Fielder Shares; and

(3) you will be entitled to withdraw your acceptance by having your Controlling Participant transmit a valid originating message to the Securities Clearing House specifying the Shares to be released from the sub-position, in accordance with Rule 16.5 of the SCH Business Rules, at any time prior to the satisfaction of that condition.

(b) The other conditions in clause 9.6 are conditions subsequent. The non-fulfilment of any condition subsequent does not, until the end of the Offer Period (or in the case of the conditions in section 9.6(n), until three business days after the end of the Offer Period), prevent a contract to sell Your Goodman Fielder Shares from arising, but entitles Bidder by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(c) Subject to the Corporations Act, Bidder alone is entitled to the benefit of the conditions in clause 9.6, or to rely on any non-fulfilment of any of them.

(d) Each condition in clause 9.6 is a separate, several and distinct condition.

9.8 Best endeavours in relation to conditions

(a) Burns Philp and its subsidiaries (including Bidder) will each:

(1) use their best endeavours to procure that each of the conditions in clause 9.6 is satisfied; and

(2) not do or omit to do any thing which may cause a breach of any such condition.

(b) Without limiting clause 9.8(a), in relation to the condition in clause 9.6(q), Burns Philp and Bidder will each:

(1) use their best endeavours to ensure that each of the preconditions to the availability of the Facilities is and remains satisfied; and

(2) not do or omit to do any thing which may trigger an event of default under the Facilities.

9.9 Freeing Offer of conditions

(a) Bidder may free this Offer and any contract resulting from acceptance from all or any of the conditions in section 9.6 (other than the condition in section 9.6(a)) generally or in relation to any specific occurrence by giving notice in writing to Goodman Fielder and to ASX declaring this Offer to be free from the relevant condition or conditions specified in accordance with section 650F of the Corporations Act. This notice may be given:

(1) in the case of the condition in section 9.6(p) - not less than three business days after the end of the Offer Period; and

(2) in the case of the other conditions in section 9.6 – not less than 7 days before the end of the Offer Period.

(b) Bidder may not, at any time, declare the Offer free of the condition in section 9.6(a).

(c) If, at the end of the Offer Period (or in the case of the conditions in section 9.6(p), within three business days after the end of the Offer Period), the conditions in section 9.6 have not been fulfilled and Bidder has not declared the Offer (or it has not become) free from those conditions, all contracts resulting from the acceptance of the Offer will be automatically void.

9.10 Notice on the status of conditions

The date for giving the notice on the status of the conditions referred to in section 9.9 required by section 630(1) of the Corporations Act is [ ] 2003 (subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

9.11 Withdrawal of Offer

(a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If so, Bidder will give notice of the withdrawal to ASX and to Goodman Fielder and will comply with any other conditions imposed by ASIC.

(b) If this Offer is withdrawn, all contracts arising from its acceptance become void.

9.12 Variation of Offer

Bidder reserves the right to vary this Offer in accordance with the Corporations Act.

9.13 No stamp duty or brokerage

Bidder will pay any stamp duty or brokerage charges payable on the transfer of Your Goodman Fielder Shares to it.

9.14 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in New South Wales.

10 Definitions and interpretation

10.1 Definitions

In this Bidder's Statement and in the Acceptance Form, unless the context otherwise requires:

Acceptance Form means the acceptance form enclosed with this Bidder's Statement and which forms part of the Offer;

AGM means annual general meeting;

Announcement Date means the date on which the Offer was announced to ASX, namely 13 December 2002;

Annual Accounts means, in respect of any financial year, the audited consolidated Statement of Financial Position of the Goodman Fielder Group as at 30 June of that year, and the audited consolidated Statement of Financial Performance for the Goodman Fielder Group for the 12 month period ended 30 June of that year, together with the notes thereto and related directors' and auditor's reports;

ASIC means Australian Securities and Investments Commission;

ASX means Australian Stock Exchange Limited;

A$ or $ means Australian dollars;

Bidder means BPC1 Pty Limited (ABN 45 101 665 918), a wholly owned subsidiary of Burns Philp;

Bidder's Statement or **Statement** means this document, being the statement of Bidder under Part 6.5 Division 2 of the Corporations Act relating to the Offer;

Board means the board of directors of Goodman Fielder;

Broker means a member organisation admitted to participate in the Clearing House Electronic Sub-register system under Rule 2.1.1 of the SCH Business Rules;

Burns Philp means Burns, Philp & Company Limited (ABN 65 000 000 359);

Burns Philp Group means Burns Philp and its subsidiaries;

Burns Philp Options means listed options to acquire one unissued ordinary share in Burns Philp at $0.20 per share on or before 14 August 2003;

Business Day means a day on which banks are open for business in Sydney excluding a Saturday, Sunday or public holiday;

Capital Notes Bridge Loan means the NZ$ denominated bridge loan facility described in section 6.5(a);

CHESS Holding means a number of Shares which are registered on Goodman Fielder's share register being a register administered by the Securities Clearing House and which records uncertificated holdings of Shares;

Controlling Participant means, in relation to Your Goodman Fielder Shares, the Broker or Non-Broker Participant that has the capacity in the Clearing House Electronic Sub-Register System to transfer Your Goodman Fielder Shares;

Corporations Act means the Corporations Act 2001 (Cth);

CPS means the five year 7.5% per annum cumulative converting preference shares issued by Burns Philp at an issue price of $0.30 per share which each convert into one ordinary share on 13 August 2006 or before, at the election of the holder;

CSFB means Credit Suisse First Boston;

Directors means the directors of Goodman Fielder from time to time;

Earnings Confirmation has the meaning given in clause 9.6(g);

EBIT means earnings before interest and tax;

EBITDA means earnings before interest, tax, depreciation and amortization;

ERISA means the Employees Retirement Income Security Act 1974 of the United States;

Facilities means the loan facilities specified in clause 6.5;

Goodman Fielder means Goodman Fielder Ltd ABN 44 000 003 958;

Goodman Fielder Group means Goodman Fielder and its subsidiaries;

Goodman Fielder Options means rights to acquire unissued Goodman Fielder Shares;

Goodman Fielder Share Plans means the share plans described in section 4.3;

Goodman Fielder Shares means fully paid ordinary shares in Goodman Fielder and includes all Rights attaching to them;

Issuer Sponsored Holdings means a holding of Shares on Goodman Fielder's issuer sponsored subregister;

Liabilities Confirmation has the meaning given in clause 9.6(h);

Listing Rules means the Listing Rules of ASX;

Non-Broker Participant means an entity admitted to participate in the Clearing House Electronic Sub-register system under Rule 2.3.1, 2.3.2 or 2.4.1 of the SCH Business Rules;

Non Recurring means any item of revenue or expense which is not Recurring;

NZDF means New Zealand Dairy Foods Limited, a subsidiary of Rank;

NZSE means the New Zealand Stock Exchange;

Off Balance Sheet Debt means financial indebtedness which is subject to any debt defeasance or similar arrangement, including any arrangement which may reasonably be described (having regard to prevailing accounting practice) as "off balance sheet finance";

Offer means Bidder's offer to acquire Goodman Fielder Shares as contained in section 9 of this Bidder's Statement;

Offer Amount has the meaning set out in section 6.1;

Offer Period means the period during which the Offer will remain open for acceptance in accordance with section 9.2 of this Bidder's Statement;

Option Offer means an offer which may be made by the Bidder to acquire Goodman Fielder Options as described in section 8.2

Rank means Rank Group Limited and its subsidiaries;

reasonable when used in clause 9.6 of this Bidder's Statement means, in respect of any matter, fact, circumstance, opinion, conclusion or event, what is objectively reasonable from the perspective of a director of a company of the nature, position and circumstances of Goodman Fielder;

Recurring as it relates to expense items, means necessarily incurred in the ordinary course of the ordinary business of the Goodman Fielder Group to earn reported revenue and as it relates to revenue or income items, means recognised in the ordinary course of the ordinary business of the Goodman Fielder Group;

Register Date means the date set by Bidder under subsection 633(2) of the Corporations Act;

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from the Goodman Fielder Shares directly or indirectly at or after the date of this Bidder's Statement including, without limitation, all dividends and all rights to receive them or rights to receive or subscribe for shares, notes, bonds, options or other securities declared, paid or issued by Goodman Fielder or by any Goodman Fielder subsidiary;

SCH Business Rules means the Business Rules of the Securities Clearing House which governs the administration of the Clearing House Electronic Sub-register System;

Significant Items means amounts which are or would be (based on the accounting policies adopted by the Goodman Fielder Group in the preparation and presentation of the 2002 Annual Accounts) classified in the consolidated financial statements of the Goodman Fielder Group as rationalisation and restructuring charges, gains or losses on disposals, and other significant items;

Subordinated Bridge Loan means the US$ denominated bridge loan facility described in section 6.5(a);

Takeover Bid means the off-market bid constituted by the Offer;

Target's Statement means the Target's Statement to be issued by Goodman Fielder in response to this Bidder's Statement as required under the Corporations Act;

Term A Facility means the multicurrency term credit facility described in section 6.5(a);

Term Loan B means the US$ denominated term loan facility described in section 6.5(a);

Trading EBIT for a particular financial year means the amount disclosed by the Goodman Fielder Group as the aggregate consolidated trading result of the primary reporting business segments of the Goodman Fielder Group in that financial year before Significant Items, interest and tax, and excluding any outside equity interests, whether reported in the Annual Accounts or in any results presentation, analysts presentation or ASX announcement and whether or not described in those terms or some other terms;

Transactions means the Offer, the refinancing referred to in section 8.9, the issuance of the capital notes and subordinated notes referred to in section 6.5(g), and associated transactions;

Underwriters means CSFB, BOS International (Australia) Limited and Credit Agricole Indosuez Australia Limited, each of which is described in section 6.5(i);

Working Capital means current assets less current liabilities (excluding cash on hand, bank overdrafts and deposits and the current portion of term interest-bearing debt); and

Your Goodman Fielder Shares means the Goodman Fielder Shares:

(a) of which you are registered or entitled to be registered as the holder in the register of members of Goodman Fielder at 9.00am (Sydney time) on the Register Date; or

(b) to which you are able to give good title at the time you accept this Offer during the Offer Period.

10.2 Interpretation

In this Bidder's Statement and in the Acceptance and Transfer Form, unless the context otherwise requires:

(a) words and phrases have the same meaning (if any) given to them in the Corporations Act;

(b) words importing a gender include any gender;

(c) words importing the singular include the plural and vice versa;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(e) a reference to a section, annexure and schedule is a reference to a section of and an annexure and schedule to this Bidder's Statement as relevant;

(f) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances, or by-laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g) headings and holdings are for convenience only and do not affect the interpretation of this Bidder's Statement;

(h) a reference to time is a reference to time in Sydney, Australia;

(i) a reference to writing includes e-mail and facsimile transmissions;

(j) a reference to dollars, $, A$, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia;

(k) a reference to US$ is a reference to the lawful currency of the United States of America; and

(l) a reference to NZ$ is a reference to the lawful currency of New Zealand.

11 Approval of Bidder's Statement

This Bidder's Statement has been approved by a resolution passed by the directors of Bidder.

Dated: 19 December 2002

Signed
for and on behalf of BPC1 Pty Limited

M Burrows
Director

Annexure A – Burns Philp's organisational structure


Burns Philp & Company Limited
Burns Philp Food Holdings Pty Limited
Burns Philp Treasury (Australia) Limited
Burns Philp Treasury (Europe) BV (Netherlands)
Burns Philp Digital Pty Limited
Burns Philp Technology Pty Limited
Burns Philp Australia Pty Limited
BPC1 Pty Limited
Burns Philp Food Services Pty Limited
Mauri Yeast Australia Pty Limited
Burns Philp (New Zealand) Limited (New Zealand)
New Zealand Food Industries Limited
Limited
Mauri Fermentation China Pty Limited
Mauri Fermentation Indonesia Pty Limited
Mauri Fermentation Philippines Pty Limited
Indonesian Yeast Company Pty Limited
Burns Philp Food Properties Pty Limited
Burns Philp Food Overseas Investments Pty Limited
Burns Philp (UK) Plc (U.K.)
Burns Philp Inc. (U.S.A.)
Burns Philp Food Inc. (U.S.A.)
Burns Philp Food Limited
Burns Philp South America Pty Limited (Australia)
Mauri Fermentation Brazil Pty Limited (Australia)
Mauri Fermentation Argentina Pty Limited (Australia)
Mauri Fermentation Chile Pty Limited (Australia)
Burns Philp Netherlands European Holdings BV
Mauri Fermentation India Pty Limited
Burns Philp Middle East Pty Limited
Mauri Fermentation Malaysia Pty Limited
Mauri Fermentation Vietnam Pty Limited
Burns Philp Pakistan Pty Limited
Burns Philp Food S.L. (Spain)
(Uruguay)
Burns Philp Colombia S.A. (Colombia)
Burns Philp Ecuador S.A. (Ecuador)
Burns Philp Guatemala S.A. (Guatemala)
Burns Philp Peru S.A.C. (Peru)
Burns Philp Venezuela, S.A. (Venezuela)
Burns Philp Deutschland GmbH (Germany)
Burns Philp Deutschland Gr. GmbH (Germany)
(Germany)

Annexure B – ASX announcements by Burns Philp since 30 June 2002

Date	Announcement
12 July 2002	Announcement of exercise of 22,391 options.
19 July 2002	Announcement of exercise of 5,500 options.
1 August 2002	Lodgement of copy of announcement made to London Stock Exchange's Regulatory News Service in relation to the redemption of the Group's Euro Convertible Bonds.
7 August 2002	Announcement of entry into contract for sale of Australasian Terminals business for approximately A$83 million.
9 August 2002	Announcement of exercise of 4,932 options and conversion of 858 Converting Preference Shares.
14 August 2002	Lodgement of preliminary final report for year ended 30 June 2002.
16 August 2002	Announcement of date and time of Annual General Meeting for 4 November 2002.
16 August 2002	Announcement of exercise of 33,979 options and conversion of 342 Converting Preference Shares.
23 August 2002	Announcement of exercise of 20,340 options.
26 August 2002	Announcement of entry into contract for sale of North American Industrial Vinegar business to Swander Pace Capital LLC for approximately A$88 million.
30 August 2002	Announcement of conversion of 286 Converting Preference Shares.
5 September 2002	Declaration of Interim Dividend for Converting Preference Shares to be paid on 30 September 2002.
10 September 2002	Lodgement of Annual Report and Top 20 for year ended 30 June 2002.
10 September 2002	Lodgement of copy of announcement made to London Stock Exchange's Regulatory News Service of completion of the redemption of the Group's Euro Convertible Bonds.
19 September 2002	Announcement of completion of sale of Australasian Terminals business for approximately A$83 million.
20 September 2002	Announcement of conversion of 119 Converting Preference Shares.
27 September 2002	Announcement of exercise of 13,821 options.
1 October 2002	Lodgement of annual general meeting documents including Notice of AGM, proxy form and Annual Report.
9 October 2002	Announcement of sale of North American Industrial Vinegar Division for approximately A$88 million.
11 October 2002	Announcement of exercise of 2,500 options.
15 October 2002	Announcement of entering into a binding agreement to acquire Fleischmann's Yeast and Industrial Bakery Ingredients business in Latin America from Kraft Foods International, Inc for US $110 million.
18 October 2002	Announcement of exercise of 1,337 options.
25 October 2002	Announcement of exercise of 4,607 options.
1 November 2002	Announcement of completion of acquisition of Fleischmann's Yeast and Industrial Bakery Ingredients business in Latin America from Kraft

Date	Announcement
	Foods International, Inc.
1 November 2002	Announcement of exercise of 24,623 options and conversion of 873 Converting Preference Shares.
4 November 2002	Announcement of first quarter results for quarter ending 30 September 2002 including the Chairman's and Managing Director's addresses delivered at annual general meeting on 4 November 2002.
4 November 2002	Results of annual general meeting.
7 November 2002	Detailed quarterly financial information for the quarter ending 30 September 2002 being provided to the noteholders and the trustee under the terms of the indenture for the senior subordinated notes issued by Burns Philp Capital Pty Limited.
14 November 2002	Announcement of exercise of 24,080 options.
28 November 2002	Announcement of exercise of 16,218 options.
4 December 2002	Declaration of interim dividend on converting preference shares to be paid on 31 December 2002.
12 December 2002	Announcement of exercise of 250,000,089 options.
12 December 2002	Announcement of receipt of notice of change of interests of substantial shareholder lodged by Rank.
13 December 2002	Announcement by Goodman Fielder that it has been advised that Burns Philp proposes to make an unsolicited takeover bid.
13 December 2002	Announcement of purchase of 14.9% of the ordinary shares in Goodman Fielder on 12 December 2002.
13 December 2002	Announcement of intention to make a conditional, off-market, cash takeover bid for Goodman Fielder.
16 December 2002	Notice of Initial Substantial Holder from Westpac Banking Corporation.
17 December 2002	Analysts briefing paper in relation to the Offer.
18 December 2002	Announcement of change of registered address.
18 December 2002	Notice of Ceasing to be a Substantial Holder from The Capital Group Companies, Inc.
18 December 2002	Announcement of exercise of 207,750 options.
18 December 2002	Notice of Ceasing to be a Substantial Holder from Deutsche Bank AG.
18 December 2002	Notice of Change of interests of Substantial Holder from Perpetual Trustees Australia Limited.
18 December 2002	Notice of Ceasing to be a Substantial Holder from Westpac Banking Corporation.
18 December 2002	Amended announcement of exercise of 207,750 options.

Annexure C – ASX announcements by Goodman Fielder since 30 June 2002

Date	Announcement
1 July 2002	Exercise of 700,000 options issued under the Employee Share Option Plan (**ESOP**) and lapse of 121,000 options issued under the ESOP.
24 July 2002	Lodgement of change of director's interest notices following issue of shares under the Directors' Remuneration Plan.
16 August 2002	Goodman Fielder announced its signing of an unconditional agreement to sell its Australian flour milling and mixing business to joint venture partners GrainCorp Ltd and Cargill Australia Ltd for $200 million. The sale is stated to be consistent with the company's strategy to focus on its retail branded businesses.
16 August 2002	The ACCC announced that it would oppose the proposed acquisition by the Australian Wheat Board of Goodman Fielder's flour milling operation, Milling Australia.
6 September 2002	Lapse of 2,325,500 options under the ESOP.
6 September 2002	Goodman Fielder released its full year results to 30 June 2002, as well as disclosure of its preliminary final report. Also released was a results presentation by the CEO to market analysts.
12 September 2002	Goodman Fielder entered into a contract to sell its Western Australian based mixed foods business, Anchor Foods, to local businessman Mr David Clapin. The sale is expected to be completed within 1 month.
23 September 2002	Exercise of 350,000 options issued under the ESOP and lapse of 200,000 options issued under the ESOP.
27 September 2002	Goodman Fielder releases its 2002 annual report.
1 October 2002	CEO presentation to the Merrill Lynch Conference.
4 October 2002	Goodman Fielder announced completion of sale of Australian flour milling and mixing business to GrainCorp and Cargill Australia Ltd for approximately $200 million. The transaction includes a long term supply contract for the supply of flour-based products to Goodman Fielder.
11 October 2002	Goodman Fielder introduced a revised executive remuneration program which now applies to more than 530 additional senior executives. The result is the issue of up to 7.2 million fully paid shares in October 2005.
14 October 2002	Announcement of issue of 5,329,271 new ordinary shares under the Dividend Reinvestment Plan and the Long Term Incentive plan.
16 October 2002	Lodgement of change of director's interest notices following issue of shares under the Directors' Remuneration Plan.
18 October 2002	Goodman Fielder lodges its notice of Annual General Meeting.
7 November 2002	Goodman Fielder announces ASX's waiver of Listing Rule 14.4 in relation to the re-election of director Janet Holmes à Court after inadvertent omission from the notice papers for the Annual General Meeting.
8 November 2002	Goodman Fielder announced an extension of its $200 million share buy-back with a third tranche of $100 million, commencing after completion of the existing buy-back.
8 November 2002	Goodman Fielder held its Annual General Meeting whereby Keith

Date	Announcement
	Barton, Sir Ross Buckland and John Grant were re-elected as directors. Goodman Fielder confirmed its intention to divest its remaining Ingredients business by the end of the 2003 financial year.
25 November 2002	Lodgement of change of director's interest notice following purchase of 50,000 ordinary shares on market by director Tom Park.
13 December 2002	Goodman Fielder announced that Burns Philp intends to make an (unsolicited) takeover bid for the company.
13 December 2002	Announcement by Burns Philp of the purchase of 14.9% of the ordinary shares in Goodman Fielder.
13 December 2002	Goodman Fielder releases a response to the takeover bid advising shareholders to take no action yet and announcing the appointment of Macquarie Bank and Allens Arthur Robinson as advisers.
13 December 2002	Announcement by Burns Philp of its intention to make a conditional, off-market cash takeover bid for Goodman Fielder.
16 December 2002	Announcement by Goodman Fielder of its intention to introduce a revised option plan
16 December 2002	Announcement of exercise of 6,000,000 options at $1.30 under the terms of a share option deed approved by shareholders on 16 November 1995.

Annexure D – Announcements in relation to the Offer

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INTERNATIONAL +61 (2) 9227 9371
FAX: (02) 9223 1234

13 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

BURNS PHILP TO MAKE OFF-MARKET TAKEOVER BID FOR GOODMAN FIELDER

Burns, Philp & Company Limited (Burns Philp) announces that it intends, through a wholly owned subsidiary, to make a conditional, off-market, cash takeover bid for all the issued ordinary shares in Goodman Fielder Limited (Goodman Fielder), at $1.85 per share

On 12 December 2002, Burns Philp acquired approximately 14.9% of the ordinary shares in Goodman Fielder from a number of institutional and retail shareholders. As a result, Burns Philp will be the largest shareholder in Goodman Fielder.

Mr Tom Degnan, Managing Director and Chief Executive Officer of Burns Philp, said: "The Goodman Fielder businesses are attractive to us and we have reflected that in our offer price which represents a significant premium."

The offer price of **$1.85** per ordinary share represents a premium of **24.2%** to the closing price of Goodman Fielder Shares on ASX on 11 December 2002, and a premium of **28.5%** over the volume weighted average sale price of Goodman Fielder Shares on ASX in the one month prior to that date.

Rationale for the Offer

The proposed acquisition of Goodman Fielder by Burns Philp represents a continuation of Burns Philp's strategy to develop its business both organically and by acquisition, with its focus continuing on its mix of ingredients businesses and consumer branded foods businesses. Following the divestment of two divisions earlier this year (terminals and

Burns Philp

vinegar) and the acquisition of the Fleischmann's ingredients and consumer branded products business in South America, the Burns Philp group derives approximately half of its earnings before interest and tax (EBIT) from its consumer branded foods businesses and half from its ingredients businesses.

Conditions

The bid will be subject to four categories of conditions: (1) regulatory, (2) accounting, (3) material change, (4) finance and minimum acceptance. These are summarised in the annexure.

Detailed information in relation to the bid will be set out in a bidder's statement to be lodged with ASIC and provided to Goodman Fielder and relevant stock exchanges shortly.

Funding

Burns Philp will fund the consideration payable under the offer through a combination of existing cash reserves, new debt and equity proceeds received on the exercise of options.

The Burns Philp group holds approximately $770 million cash on deposit, which is available to fund the acquisition of Goodman Fielder shares.

In addition, a number of financiers, led by Credit Suisse First Boston, have provided the Burns Philp group with underwritten commitments for the provision of new debt facilities for an amount sufficient to meet the consideration under the bid, the costs associated with the bid, and the refinancing of certain existing funding facilities of Burns Philp and Goodman Fielder, as required.

Entities associated with the Deputy Chairman and largest shareholder of Burns Philp, Mr Hart, have exercised a total of approximately 250 million 14 August 2003 Burns Philp options. The early exercise of these options raised approximately $50 million of additional equity and cash reserves for the Company.

New Zealand Dairy Foods

As part of Burns Philp's growth strategy, the Company is considering the acquisition of New Zealand Dairy Foods Limited (NZDF), a business which processes and distributes milk and flavoured beverages, yoghurts, cheeses, butters and other dairy foods throughout New Zealand. NZDF would be part of Burns Philp's consumer branded group.

Burns Philp

NZDF is 100% owned by private entities associated with Mr Hart.

Any decision on this transaction would be subject to a report by an independent expert and the vote of Burns Philp shareholders not associated with Mr Hart.

Conclusion

Completion of the initiatives outlined above will provide the Burns Philp group with a platform for broader participation in the consumer branded food and non-alcoholic beverage industries in Australasia.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Annexure

Summary of Bid Conditions[1]

(1) Regulatory approval conditions

All necessary regulatory approvals being obtained and remaining in force on an unconditional basis, including Foreign Investment Review Board approval, ACCC clearance, New Zealand Commerce Commission clearance and Expiry of Hart-Scott-Rodino waiting periods (if applicable).

No court, governmental, regulatory or similar decisions, orders, investigations, or applications in relation to the offer which restrain, prohibit or impede or threaten to restrain, prohibit or impede the bid or its completion or the implementation of the intentions set out in the bidder's statement (other than exercises of discretions by ASIC or the Takeovers Panel).

Either (1) ASX waiving Listing Rules 10.1 and 11.1 in relation to Burns Philp, or (2) if necessary, Burns Philp shareholder approval being obtained under those rules and ASIC providing appropriate modifications of the Corporations Act (for which application has been made).

(2) Accounting conditions

The board of directors of Goodman Fielder confirming that:

- In relation to the previous three financial years:
  - trading earnings before interest and tax does not include any non-recurring revenue items or exclude any recurring expense items;
  - rationalisation and restructuring costs do not include any recurring expense items;
  - no rationalisation and restructuring provisions have been applied towards the satisfaction of any recurring expenses.
- In relation to the financial year ending 30 June 2003:
  - Goodman Fielder's forecast consolidated net operating profit after tax of between $114 million and $128 million does not include any significant items;

---

[1] The following represents a summary only of the conditions to the offer and does not provide a comprehensive description of those conditions or their operation. The complete text and details of the conditions will be set out in the Bidder's Statement.

- the directors do not expect to incur rationalisation and restructuring costs in excess of $82.5 million, being the provision amount stated in note 16 in the 2002 annual accounts.

- The levels of inventories, debtors and trade creditors as at 30 June 2002 were reflective of ordinary course of business on arrangements not materially different from the preceding 11 months.

- There are no contingent liabilities (tax, environmental, warranty or other) or off-balance sheet debt items, the nature, size and existence of which were not disclosed in the 2002 annual accounts.

- A current actuarial valuation of the Goodman Fielder superannuation plan does not reveal a deficit.

(3) Material change conditions

No third parties exercising rights under agreements or instruments to which Goodman Fielder or any Goodman Fielder subsidiary is a party (or to which their assets may be bound or subject), which may, to an extent material to Goodman Fielder and its subsidiaries as a whole, result in moneys becoming payable, the agreement or instrument being modified or terminated, the interest of Goodman Fielder or any Goodman Fielder subsidiary in any entity being terminated or modified, or their business being adversely affected.

No material adverse change in the business, financial or trading position, assets or liabilities or profitability or prospects of Goodman Fielder and its subsidiaries taken as a whole (other than events triggered by the offer or its financing).

No event or change that could reasonably be expected to have a material adverse effect on the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries taken as a whole (other than events within the sole control of, or which are direct result of action by, Burns Philp, or events triggered by the offer or its financing).

No disruption or adverse change in financial, banking or capital markets or in the market for new issuances of leveraged loans, in each case, that could reasonably be expected to adversely affect the syndication of the debt facilities to be provided to Burns Philp in relation to the offer.

Other than as previously announced, no acquisitions of businesses or assets over $30,000,000, or disposals of all or any part of, or interest in, businesses or assets with a book value over $30,000,000 being made or announced, and the business of the Goodman Fielder group being operated in the ordinary course of ordinary business.

Flour supply arrangements following the sale of Goodman Fielder's Australian milling business being on substantially the same or improved terms as those applying within the Goodman Fielder group prior to the sale.

The S&P ASX 200 Index not falling below 2,700 (a fall of 9.6% from the closing level on 12 December 2002).

No prescribed occurrences occurring.

(4) Finance and minimum acceptance conditions

All preconditions to the availability of the facilities required for funding of the offers being and remaining satisfied and there being no event of default under those facilities.[2]

Minimum acceptance of 90%.

[2] Availability of the facilities are subject to a number of preconditions, including (but not limited to) Burns Philp not consenting to the payment of dividends by Goodman Fielder, compliance with financial covenants, provision of financial information, no acquisitions of new businesses by Burns Philp, and absence of events of default. Full details will be set out in the Bidder's Statement.

Goodman Fielder

13 December 2002

Goodman Fielder Limited
ACN 000 003 956
75 Talavera Road
North Ryde NSW 2113
Australia
Locked Mail Bag 2222
North Ryde NSW 2113 Australia
Telephone: 612 8874 6000
Facsimile: 612 8874 6099

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Goodman Fielder has this morning been advised by Burns Philp that it intends to make a takeover bid for the company. The bid is unsolicited.

Goodman Fielder advises that shareholders do nothing at this stage, pending further developments and communication from your Directors.

Yours faithfully

Tom Park
Chief Executive Officer

Good Food Guaranteed

Goodman Fielder

A N N O U N C E M E N T

For immediate release 13 December 2002

Goodman Fielder statement

Burns, Philp & Company Limited has today announced that it intends to make a takeover bid for all of the issued ordinary shares in Goodman Fielder Limited at a price of $1.85 per share. At this stage Goodman Fielder has not received Burns Philp's bidder's statement.

Goodman Fielder notes the highly conditional nature of Burns Philp's proposed offer and would expect the offer to be clarified in the bidder's statement.

Goodman Fielder's Board of Directors is not yet in a position to make a formal recommendation to shareholders. Accordingly, shareholders are advised to take no action in relation to the Burns Philp takeover offer until the Board has issued its formal recommendation regarding the offer.

Goodman Fielder has appointed Macquarie Bank Limited and Allens Arthur Robinson in relation to the proposed offer.

Further information:

Investor relations

Lina Melero Nichele – phone (61) 2 8874 6095, mobile (61) 401 700 000

Media relations

Stephen Ellaway – phone (61) 2 8874 6064, mobile (61) 401 700 151

Financial Advisors

Macquarie Bank – Rowan Ross (61) 411 141 252 Michael Cook (61) 414 419 723

Annexure E – Conditions precedent

PART 1 - TERM A FACILITY

The Underwriters' commitment to underwrite the Term A Facility will be subject to the following conditions, as set out in the TLA Commitment Letter:

(a) **(Satisfactory documentation)** the execution and, where applicable, delivery of the Term A Facility Agreement, the Revolving Facility Agreement and the TLA Senior Funding Agreement (the **Facility Agreements**) and each of the transaction documents referred to in the Facility Agreements in a form satisfactory to the Underwriters; and

(b) **(No misrepresentation)** Burns Philp does not breach any of the following representations and warranties:

(1) all information other than the financial information and projections (**Projections**) and information prepared or provided by or in relation to Goodman Fielder (the **Information**) that has been or will be made available to the Underwriters by Burns Philp or any of Burns Philp's representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; and

(2) the Projections (other than in relation to Goodman Fielder) that have been or will be made available to the Underwriters by Burns Philp or any of Burns Philp's representatives have been or will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time such Projections are made available to the Underwriters (it being understood that such Projections are subject to significant uncertainties and contingencies many of which are beyond Burns Philp's control, and that no assurance can be given that the Projections will be realised); and

(c) **(No material adverse change)**

(1) there not having occurred any event, change or condition (each such event, change or condition, a '**Relevant Event**") that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Goodman Fielder or any of its subsidiaries, taken as a whole, since 30 June 2002 (except for:

(A) such events, changes or conditions disclosed in public filings by Goodman Fielder or any of its subsidiaries prior to 12 December 2002; and

(B) any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor,

and that occurs, is announced or is made or becomes known to Burns Philp (whether or not it is made public) (it being understood that a Relevant Event includes where it becomes known to Burns Philp that information publicly filed by Goodman Fielder or any of its subsidiaries is, or is lkely to be, incomplete, incorrect or untrue or misleading);

(2) there not having occurred any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries, taken as a whole, since 30 June 2002 (excluding any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor) (it being understood that the Underwriters are not aware of any event, change or condition that has had, or could reasonably be expected to have, such a material adverse effect from 30 June 2002 to 12 December 2002); and

(3) the absence of a disruption or adverse change in financial, banking or capital markets, or in the market for new issuances of leveraged loans in each case, that could reasonably be expected to materially adversely affect the syndication of the Term A Facility and the Revolving Facility; and

(d) **(Other Facilities)** that substantially contemporaneously with or prior to the borrowings under the Term A Facility and the Revolving Facility:

(1) each of the Term Loan B Facility Agreement, the Subordinated Bridge Loan Facility Agreement, if applicable, and the Capital Notes Bridge Loan Facility Agreement shall have become effective; and

(2) Burns Philp and its subsidiaries shall have or shall be entitled to issue debentures or borrow thereunder, as the case may be, or issue Subordinated Notes and/or Capital Notes, as applicable, in aggregate amounts, when combined with the proceeds of the Term A Facility and the Revolving Facility, sufficient to finance the consummation of the Transactions; and

(c) **(Compulsory acquisition)** that during or at the end of the Offer Period:

(1) Burns Philp and its associates have a relevant interest in at least 90% (by number) (disregarding any relevant interests that Burns Philp has in Goodman Fielder Shares merely because of the operation of section 608(3) of the Corporations Act) of the Goodman Fielder shares; and

(2) Burns Philp and its associates have acquired 75% (by number) of the Goodman Fielder Shares that Burns Philp offered to acquire under the Offer (whether the acquisitions happened under the Offer or otherwise); and

(f) **(Regulatory)** that all approvals or consents that are required by law, or by any public authority, as are necessary to permit:

(1) the Offer to be lawfully made to and accepted by Goodman Fielder's shareholders; and

(2) the Transactions and the other transactions contemplated by the TLA Commitment Letter,

are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same; and

(g) **(Goodman Fielder dividends)** Burns Philp has not, before Burns Philp acquires all of the issued shares of Goodman Fielder, consented to, approved or agreed to the payment or declaration of any dividends by Goodman Fielder or the making of any distributions by Goodman Fielder to its shareholders without the prior written consent of the Underwriters; and

(h) **(EBITDA)** that after giving pro forma effect to the acquisition of Goodman Fielder and the financing therefor (including with respect to any reduction in the amount of any senior debt to be used to finance the Transactions) on the first drawdown date:

(1) the ratio of consolidated total debt to pro forma consolidated adjusted EBITDA (to be defined in the TLA Senior Funding Agreement) shall not exceed 4.50 to 1.00; and

(2) the ratio of consolidated total senior debt to pro forma consolidated adjusted EBITDA (to be defined in the TLA Senior Funding Agreement) shall not exceed 3.00 to 1.00;

(i) **(Financial information)** that the Underwriters have received:

(1) audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for the 2000, 2001 and 2002 fiscal years; and

(2) unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for:

(A) each subsequent fiscal quarter ended 45 days before the first drawdown date; and

(B) each fiscal month after the most recent 2003 fiscal quarter for which financial statements were received by the Underwriters as described above and ended 30 days before the first drawdown date; and

(3) pro forma consolidated balance sheets and related pro forma consolidated statements of income, and cash flows of Burns Philp as of and for the 12 months ended June 30, 2002 and 31 December 2002, prepared after giving effect to the Transactions as if the Transactions had occurred as of such dates (in the case of each such balance sheet) or at the beginning of such periods (in the case of such other financial statements); and

(j) **(No litigation)** that there shall be no Itigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, or prevent the Transactions or the other transactions contemplated hereby (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by Chapter 6 of the Corporations Act 2001 (Cth)); and

(k) **(No amendment or variation of offer)** evidence that the Offer has not been amended or varied since first issue of the Offer without the prior written consent of the Underwriters (such consent is not required unless the amendment or variation would result in:

(1) the bid price for each share of Goodman Fielder under the Offer being an amount which, when multiplied by the aggregate number of all shares being bid for by Burns Philp, would exceed the total commitment of the Term A Facility, the Term Loan B, the Subordinated Bridge Loan (if applicable), the Capital Notes Bridge Loan and the other sources of funding (other than the Revolving Facility) to enable the acquisition of all of the shares of Goodman Fielder; or

(2) any condition of the Offer that is also a condition to borrowing under the Term Loan B, the Capital Notes Bridge Loan or the Term A Facility or the Revolving Facility, or, if applicable, the Subordinated Bridge Loan being waived; and

(l) **(No acquisitions)** that Burns Philp will not acquire any business or any shares in any other company (other than acquisitions by Burns Philp which the Underwriters are aware

of and including for the avoidance of doubt the acquisition of the Fleischmann business) until the earlier of:

(1) the date Burns Philp acquires all the Goodman Fielder Shares; or

(2) Burns Philp has withdrawn its offer for the Goodman Fielder Shares,

(m) **(Other conditions satisfied)** compliance with and satisfaction of or waiver by Burns Philp of the bid conditions and the conditions precedent set out in the Term A Facility Agreement, the Senior Funding Agreement and the Revolving Facility Agreement and the conditions set out in the facility agreements and commitment letters for the Term Loan B, the Subordinated Bridge Loan (if applicable) and the Capital Notes Bridge Loan.

In addition to the conditions precedent set out above, the TLA Senior Funding Agreement and the Term A Facility Agreement will contain additional conditions to the drawing down of funds under the Term A Facility. These conditions are usual conditions to provision of funding which are procedural in nature and within the sole control of Burns Philp and its subsidiaries (other than as set out below and as to conditions which require evidence of satisfaction of conditions to availability as set out above):

(a) a certificate of currency from a reputable insurance broker in relation to the Burns Philp Group's global insurance policies together with a report from that insurance broker confirming that those policies comply with the provisions of the TLA Senior Funding Agreement;

(b) a copy of the current agreed hedging program;

(c) evidence that the commitments of each lender under the term loan facility agreement dated 2 August 2001 and the revolving loan facility agreement dated 2 August 2001 between Burns Philp, CSFB and others will be fully cancelled and all moneys actually or contingently owing to each lender under those agreements will be fully repaid on and from the funding portions on the first drawdown date under the Facility agreements;

(d) a certified copy of this Bidder's Statement;

(e) receipt by Burns Philp of an amount of not less than A$50,000,017.80 from the exercise of 250,000,089 Burns Philp options (which has been satisfied as at the date of this Bidder's Statement);

(f) evidence that on the first drawdown date, all of the shares in Goodman Fielder that have been acquired by Bidder by the first drawdown date will have been transferred to a sponsored holding of which a person nominated by the lenders is the controlling participant;

(g) legal opinions from various Australian and foreign legal counsel to the Burns Philp Group and the lenders;

(h) where the funding portion is to be utilised for the purpose of acquiring shares in Goodman Fielder, CSFB has received written confirmation from the share registrar of Bidder certifying the number of shares in Goodman Fielder in respect of which Bidder has received acceptances;

(i) the representations and warranties set out in the TLA Senior Funding Agreement being true on the date any funds are advanced with reference to the facts and circumstances subsisting at that date; and

(j) no event of default, potential event of default or review event (to be defined in the Term A Facility Agreement or the TLA Senior Funding Agreement) has occurred and is

continuing, and that the provision of any funding will not result in the occurrence of an event of default, potential event of default or review event.

PART 2- TERM LOAN B AND SUBORDINATED BRIDGE LOAN

The availability of, and drawdown of funds under, the Term Loan B and the Subordinated Bridge Loan will be subject to conditions precedent that are substantially the same as the conditions to availability of the Term A Facility as set out in Part 1 of this Annexure E.

Availability of the Term Loan B and the Subordinated Bridge Loan will also be subject to the following additional conditions, as set out in the TLB and Subordinated Bridge Loan Commitment Letter:

(a) CSFB shall have been afforded a period of not less than 28 consecutive days to syndicate the Term Loan B following the launch of the general syndication thereof.

(b) with respect to the Subordinated Loan Bridge Facility only, Burns Philp shall have used its reasonable best efforts to prepare and deliver to CSFB not later than 31 January 2003, a complete printed preliminary prospectus or preliminary offering memorandum or preliminary private placement memorandum suitable for use in a customary "high-yield road show" relating to the Subordinated Notes, which contains:

(1) financial statements and other data in form and content substantially similar to the Confidential Offering Circular dated June 21, 2002 of Burns Philp Capital Pty Limited (a wholly owned subsidiary of Burns Philp), except that such financial statements and data shall be as of and for the periods that would be required to be included in a registration statement for the Subordinated Notes filed under the Securities Act of 1933 as of the date such preliminary offering memorandum is printed, all in such form as would be necessary for CSFB to receive "comfort" (including "negative assurance") from Burns Philp's independent accountants in substantially the form delivered in connection with the issuance of the existing Subordinated Notes; and

(2) such financial statements and other financial data (including pro forma financial statements) in relation to the Transactions (and any other transactions or events) as CSFB and Burns Philp shall reasonably agree, and CSFB shall have been afforded a period of at least 28 days following receipt of such material to seek to place the Subordinated Notes with qualified purchasers thereof; provided however that in the event that CSFB in its judgment determines to delay commencement of such offering of Subordinated Notes, Burns Philp shall use its reasonable best efforts to prepare and deliver to CSFB such offering document no later than the date of commencement of such offering (which commencement date will not be less than 28 days prior to the date of the funding following completion of the Offer).

PART 3- CAPITAL NOTES BRIDGE LOAN

The availability of, and drawdown of funds under, the Capital Notes Bridge Loan will be subject to conditions precedent that are substantially the same as the conditions precedent to availability and drawdown under the Term A Facility as set out in Part 1 of this Annexure E.

Annexure F – ASIC Declaration

Australian Securities and Investments Commission
Corporations Act 2001 – Subsection 655A(1) – Exemption

Pursuant to subsection 655A(1) of the Corporations Act 2001 ("Act") the Australian Securities and Investments Commission ("ASIC") hereby exempts the person named in Schedule A from compliance with subsection 619(1) of the Act in the case referred to in Schedule B insofar as is necessary to permit payment of the consideration by the person named in Schedule A under the takeover offers to be paid in New Zealand dollars ("NZD"), subject to the conditions listed in Schedule C.

Schedule A

BPC1 Pty Limited ACN 101 665 918 ("Bidder")

Schedule B

1. Takeover offers under a takeover bid by the Bidder for all of the issued ordinary shares ("Shares") in Goodman Fielder Limited ACN 000 003 958 ("Target") in respect of which a bidder's statement will be lodged with ASIC on or about the date of this instrument ("Share Offer"); and
2. takeover offers under a takeover bid by the Bidder for all the options over issued ordinary shares in the Target ("Options") in respect of which a bidder's statement will be lodged with ASIC if such offers are made ("Option Offer").

Schedule C

1. A holder of Shares or Options who has an address in New Zealand as its address in the register of members or register of optionholders of the Target as at the date specified by the Bidder under subsection 633(2) of the Act ("NZ Shareholder" and "NZ Optionholder" respectively), who accepts the Share Offer or Option Offer will receive the consideration payable to them in respect of their acceptance (the "Consideration"), in NZD rather than Australian dollars ("AUD") as determined in accordance with clause 3 of this Schedule C.
2. A NZ Shareholder or NZ Optionholder will have the right to elect to receive the Consideration in AUD rather than NZD by indicating such a preference on the acceptance form accompanying the Share Offer or Option Offer. If such an election is made, the NZ Shareholder or NZ Optionholder will receive the Consideration in AUD. If no such election is made, the NZ Shareholder or NZ Optionholder will receive the Consideration in NZD.
3. The amount of Consideration to be paid in NZD will be determined by converting, without charge to the NZ Shareholder or NZ Optionholder, the Consideration payable to the NZ Shareholder or Optionholder who accepts the Share Offer or Option Offer, from AUD into NZD at the closing AUD/NZD wholesale market spot rate as quoted in *The Australian Financial Review* on the business day before the date on which the Bidder makes the Consideration available to its registry in Australia (ASX Perpetual Registrars Limited) for payment to accepting shareholders and optionholders.
4. A summary of the effect of this instrument will be included in the bidder's statement and a copy of this instrument will be annexed to the bidder's statement.

Dated this 19th day of December 2002

Signed by Belisa Jong
a delegate of the Australian Securities and Investments Commission

Annexure G – Prescribed occurrences

The prescribed occurrences, for the purposes of the condition in section 9.6(n) of this Bidder's Statement (being the prescribed occurrences listed in section 652C of the Corporations Act) are:

(1) Goodman Fielder converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act 2001;

(2) Goodman Fielder or a subsidiary of Goodman Fielder resolving to reduce its share capital in any way;

(3) Goodman Fielder or a subsidiary of Goodman Fielder entering into a buy back agreement or resolving to approve the terms of a buy back agreement under subsection 257C(1) or 257D(1) of the Corporations Act 2001;

(4) Goodman Fielder or a subsidiary of Goodman Fielder making an issue of its shares or granting an option over its shares or agreeing to make such an issue or grant such an option;

(5) Goodman Fielder or a subsidiary of Goodman Fielder issuing, or agreeing to issue, converting notes;

(6) Goodman Fielder or a subsidiary of Goodman Fielder disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(7) Goodman Fielder or a subsidiary of Goodman Fielder charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(8) Goodman Fielder or a subsidiary of Goodman Fielder resolving that it be wound up;

(9) the appointment of a liquidator or provisional liquidator of Goodman Fielder or of a subsidiary of Goodman Fielder;

(10) the making of an order by a court for the winding up of Goodman Fielder or of a subsidiary of Goodman Fielder;

(11) an administrator of Goodman Fielder or of a subsidiary of Goodman Fielder being appointed under section 436A, 436B or 436C of the Corporations Act 2001;

(12) Goodman Fielder or a subsidiary of Goodman Fielder executing a deed of company arrangement; or

(13) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act 2001) or similar official in relation to the whole, or a substantial part, of the property of Goodman Fielder or of a subsidiary of Goodman Fielder.

Acceptance Form

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

[Name]
[Address]

Number of shares	
HIN/SRN/CSN	
Securities subregister	

Takeover Offer by BPC1 Pty Limited (ABN 45 101 665 918) ("BPC") (a wholly owned subsidiary of Burns, Philp & Company Limited) to acquire all your Shares in Goodman Fielder Limited for A$1.85 per Share (or, if your address is in New Zealand, the NZ$ equivalent at the exchange rate determined under the Offer, unless you elect to receive A$1.85 per share in section B(a) below).

Use this Acceptance Form to accept the Offer from BPC. By accepting this offer, you are accepting for all of the Goodman Fielder Shares described above. **You cannot accept the Offer for only part of your holding.** You should read the Bidder's Statement which accompanies this Acceptance Form. To accept the Offer contained in that document, you must complete this form.

If your Goodman Fielder Shares are held in an Issuer Sponsored holding (as indicated by "Issuer Sponsored" appearing next to the "SUBREGISTER" shown above), please sign and date in the appropriate boxes in section C below.

If your Goodman Fielder Shares are held in a CHESS holding (as indicated by "CHESS" appearing next to the "SUBREGISTER" shown above), please read section A below.

If your address above is in New Zealand or your Shares are on the New Zealand register (as indicated by "New Zealand" appearing next to the "SUBREGISTER" shown above) please complete section B below (as applicable) and then sign and date in the appropriate boxes in section C below.

Section A. CHESS holders only

If your Goodman Fielder Shares are held on the CHESS subregister (shown above), to accept this Offer you can:

- instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer on your behalf (you do not need to return this Acceptance Form); OR
- if you want us to contact your Broker on your behalf, write their details here, sign and date where indicated in Section C and mail or deliver this Acceptance Form in accordance with the instructions overleaf.

Broker details for CHESS holders only

Broker's Name:	
Broker's Address:	
Broker's Telephone:	

Section B. New Zealand shareholders and register only

(a) **Election to receive A$1.85 per share instead of its NZ$ equivalent.**
If your address above is in New Zealand, please tick this box if you wish to receive your consideration for accepting the Offer in AUSTRALIAN dollars (A$). Please note that in accordance with the terms of the Offer, you will receive consideration for accepting the Offer in New Zealand dollars (NZ$) (at the exchange rate determined under the Offer) UNLESS you tick this box. ☐

(b) **FASTER Identification Number (FIN)**

Please enter your FIN here if you are on the New Zealand subregister (as indicated by New Zealand appearing next to SUBREGISTER above) [ ]

Section C. Signature of Goodman Fielder Shareholder(s)*

IMPORTANT: Please see overleaf for signing declaration and further important instructions.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary *(if Australian company)*	Director/Company Secretary *(if company)*	Director *(if company)*

004319549

Date

	/ /

Sole Director
(if New Zealand company)

Please enter your telephone number where you may be contacted during business hours. (___)______________

* **YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD WHICH IS <TIME> SYDNEY TIME ON <DATE> (UNLESS THE OFFER IS EXTENDED).**

Further Important Instructions

Words used in this Acceptance Form have the same meaning as those defined in the Definitions set out in Section 10 of the Bidder's Statement.

1 Acceptance Instructions

- **Please check the front page** of this Acceptance Form to ensure that your address and the number of Goodman Fielder Shares shown are correct. If incorrect, please write your correct details and initial changes.
- **Where appropriate, please sign and date this Acceptance Form** in the box for signature set out in section C on the front page of this Acceptance Form.
- **Joint shareholders:** If your Goodman Fielder Shares are held in the names of more than one person, all of you must sign this Acceptance Form.
- **Companies:** This form must be signed by two directors, a director and company secretary, or by the sole director in the case of an Australian company with a sole director who is also the sole company secretary or in the case of a New Zealand company with a sole director and no company secretary. Delete titles as applicable.
- **Under powers of attorney:** If this Acceptance Form is signed under a power of attorney, please attach a certified copy of power of attorney to this Acceptance Form when you return it.
- **Deceased estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act.
- **CHESS Holdings:** If your Goodman Fielder Shares are held in a CHESS Holding, please instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer in accordance with the SCH Business Rules.
- **Sale and purchase of shares:** If you have sold some of your Goodman Fielder Shares or bought some Goodman Fielder Shares, amend the number of Goodman Fielder Shares held by you as shown on the front page of the Acceptance Form and initial the amendment.

Information you supply on this Acceptance Form will be used by BPC and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to BPC's professional advisers, securities brokers, printing and mailing service providers and other third parties in connection with the Offer. If you fail to supply this information your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2 Signing declaration

By signing this Acceptance Form, I/We, the person(s) named above, being the holder(s) of the Goodman Fielder Shares shown above:

(a) accept the Offer in respect of all my/our Goodman Fielder Shares and hereby agree to transfer to BPC the number of Goodman Fielder Shares described above for the consideration specified in the Offer;

(b) agree to be bound by the terms and conditions of the Offer (including my/our representations, warranties and agreements) set out in Section 9 of the Bidder's Statement; and

(c) if the Goodman Fielder Shares described above are held on the CHESS subregister, authorise BPC to instruct my/our Broker (or other Controlling Participant) to accept the Offer on my/our behalf.

If this Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of the revocation of the power of attorney.

3 Mail or Delivery Instructions

- Goodman Fielder Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by these instructions to:

Mail to:	or	**Deliver in person to:**
ASX Perpetual Registrars Limited Goodman Fielder takeover offer Locked Bag A14 SYDNEY SOUTH NSW 1234 AUSTRALIA		ASX Perpetual Registrars Limited Goodman Fielder takeover offer Level 8, 580 George Street SYDNEY NSW 2000 AUSTRALIA

- A reply paid envelope is enclosed to Goodman Fielder Shareholders with Australian addresses. An international reply paid envelope is enclosed to Goodman Fielder Shareholders with addresses outside Australia.

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR ABOUT HOW TO ACCEPT THE OFFER, PLEASE CALL THE GOODMAN FIELDER OFFER INFORMATION LINE ON 1300 888 943 (GOODMAN FIELDER SHAREHOLDERS RESIDENT IN NEW ZEALAND SHOULD DIAL 0800 006 675. OTHER INTERNATIONAL CALLERS DIAL +612 9240 7512). PLEASE NOTE THAT THE CORPORATIONS ACT MAKES IT COMPULSORY FOR ALL CALLS MADE TO OR RECEIVED BY THE GOODMAN FIELDER OFFER INFORMATION LINES TO BE RECORDED, INDEXED AND STORED.